2001 Annual Report and Form 10-K

LOAN

02030969

ARS
P.E. 12/31/01


WWW.STUDENTLOAN.COM

Students' Lives

FULFILLING, EXPANDING AND ENRICHING OUR MISSION

To Our Valued Investors, Customers and Employees

In our first letter to you as President and Chief Executive Officer of The Student Loan Corporation (SLC), we are pleased to report that 2001 was a very successful year. We delivered record loan disbursement growth, net income, and share appreciation for our stockholders. And at all times, we've remained focused on our mission to help students attend the school of their choice.



We grew our customer base to over 1.9 million students and originated over $3.0 billion in loans. We continued to partner with schools to provide superior education financing products and to deliver them efficiently by utilizing state-of-the-art technology. Furthermore, we continue to increase customer satisfaction among students and their families, as well as Financial Aid Administrators (FAAs) by providing the highest level of service.

Major Achievements

During the year, we accomplished a great deal:

- We improved our website to include more information on college planning and financial aid. In addition, we've strengthened our online loan application capabilities and students now have expanded access to their account information. Approximately 70% of our CitiAssist® Loan applications were received online.
- We successfully prepared for January's 2002 e-signature launch, and enhanced our FAA online services to better assist our school partners in supporting their students and families.
- Over 13,500 students avoided default through the creation of dedicated teams that focused on high-risk borrowers and counseled them on repayment options.
- We introduced a new loan product to finance primary and secondary private school education and expanded our loan products for professional schools. Also noteworthy was our *Destination College* planning calendar for high school students which was awarded the National Association for College Admission Counseling Seal of Approval.
- We initiated a long-term strategy to market our services to the Spanish-speaking population. This included translating our website and brochures to educate and guide families through the financial aid process and adding Spanish-speaking school account managers and customer service representatives.

- We are involved with various educational organizations including state and national guarantor agencies, the Consumer Bankers Association Education Funding Committee, and we continue to actively support Education Loan Management Resources (ELM).

- We supported numerous social programs including the Federal Reserve Economic Literacy Challenge, New Visions Public Schools, CitiAssist® Scholarships, Online Account Access Scholarships, Habitat for Humanity, United Way and many other important organizations.

Solid Returns for Shareholders

As a result of our investment in account management and technology and our commitment to our mission, The Student Loan Corporation achieved substantial returns for our shareholders.

- Retail disbursement growth reached $3 billion, fueled by $2.4 billion of Federal Family Education Loan Program (FFELP) originations and $617 million of CitiAssist disbursements.

- We originated approximately $1.2 billion in loans through third-party, direct marketing agreements.

- Customer loan balances of $18.2 billion increased $2.5 billion from over a year ago and have increased 68% since year-end 1999.

- We totaled $135.4 million in earnings, which is $30.5 million or 29% higher than last year. By taking advantage of favorable rates, we offset margin deterioration. We also continued to improve expense efficiency.



(Dollars in b
LOAN DISBURSEMENTS
3.0
2.0
1.0
0.0
1997
1998
1999
2000

*includes CitiAssist loan commitments

- We initiated late fees and third-party revenue programs that contributed more than $4 million in revenue.

- SLC's year-end closing share price of $80.60 and market capitalization of $1.6 billion represents a 48% appreciation over the past year. Dividend payout was $2.80 a share compared to $2.40 a year ago.

Looking Forward



(Dollars in b.
ENDING TOTAL ASSETS
15
10
5
0
1997
1998
1999
2000

Today's education financing market demands better and faster services for customers. Over the past year, our accomplishments have placed us in a strong position to meet future challenges and to provide exemplary customer service.

We have been active with other FFELP lenders in continued education politics including the 2003 Higher Education Reauthorization. And, we look forward to being an advocate for students in the debate to increase government loan limits.

We will continue to make investments in technology in order to enhance our origination and servicing capabilities, to accept electronic signatures, to send bills electronically and to allow customers to pay them online. Plus, we will continue to increase our Student Assistance Unit's ability to provide debt counseling.



(Dollars in millions)
NET INCOME
100
50
0
1997
1998
1999
2000

We have filed a shelf-registration with the Securities and Exchange Commission to issue auction rate securities backed by student loan assets as a tool to manage SLC's continued growth.

We will continue to build on our early awareness and outreach programs through an expanded sales team, community involvement, internet content and our Hispanic initiatives.

Our ability to provide increased customer and shareholder value year after year would not be possible without the innovation and focused contributions of SLC's employees, school partners and our national school advisory council. We are extremely grateful for the dedication, energy and support they have shown throughout 2001.

We are also grateful for the counsel received from our Board of Directors. Their guidance was instrumental in our accomplishments this past year. We would like to welcome Jill Fadule to our Board as an outside Director and a member of the Audit and Compensation Committees.

We look forward to 2002 and the opportunities it holds for enriching our mission to provide education financing and support to America's college-bound students.

Regards,

Sue Roberts
President
The Student Loan Corporation

Yiannis Zographakis
Chief Executive Officer
The Student Loan Corporation

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31				
	2001	2000	1999	1998	1997
(Dollars in millions, except per-share amounts)					
STATEMENTS OF INCOME DATA					
Net Income	$ 135.4	$ 104.9	$ 89.5	$ 73.4	$ 51.7
BALANCE SHEETS DATA (as of December 31)					
Student Loans	$ 18,237.0	$ 15,774.3	$ 10,865.0	$ 8,636.3	$ 7,625.2
EARNINGS DATA					
Basic Earnings Per Common Share	$ 6.77	$ 5.24	$ 4.47	$ 3.67	$ 2.58
OTHER					
Loan Disbursements	$ 3,046	$ 2,647	$ 2,275	$ 2,008	$ 1,667
Loan Purchases	$ 2,491	$ 4,318	$ 1,541	$ 194	$ 34

The Student Loan Corporation

750 Washington Boulevard

Stamford, CT 06901

Telephone 1-203-975-6237



Go to: **www.studentloan.com**

STUDENT LOAN CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date: Thursday, May 9, 2002
Time: 9:00 a.m., Eastern Time
Place: The Rihga Royal Hotel
151 West 54th Street
New York, NY 10019
(212) 307-5000

At the Annual Meeting, the following proposals are on the agenda for action by the stockholders:

- To elect three directors to hold office until the annual meeting in 2005, and until the election and qualification of their successors;
- To ratify the selection of KPMG LLP as independent auditors for 2002; and
- To transact such other business as may properly come before the meeting.

Please complete the enclosed proxy card and return it promptly in the enclosed envelope. If you do decide to attend the meeting, you can withdraw your proxy and vote in person at that time. Voting is by secret ballot. Stockholders of record at the close of business (5:00 P.M., Eastern Time) on March 29, 2002 are entitled to one vote for each share held. A list of these stockholders will be available at 750 Washington Boulevard, 9th Floor, Stamford, Connecticut for inspection for 10 days preceding the meeting, and also will be available for inspection at the meeting itself.

By order of the Board of Directors,

Yiannis Zographakis
Chief Executive Officer

THE STUDENT LOAN CORPORATION

750 Washington Boulevard
Stamford, CT 06901

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of The Student Loan Corporation (the "Corporation"). These proxies will be voted at the Annual Meeting of Stockholders of the Corporation, to be held at The Rihga Royal Hotel, 151 West 54th Street, New York, New York, on May 9, 2002, at 9:00 a.m. (Eastern Time), and at any adjournments or postponements of such meeting. The Board of Directors has set the close of business (5:00 P.M., Eastern Time) on March 29, 2002 as the record date for determining stockholders entitled to notice of and to vote at the meeting. As of the record date there were 20 million shares of the Corporation's common stock outstanding and eligible to vote. Each share of common stock entitles the holder thereof to one vote on each matter that is voted on at the meeting. This Proxy Statement and the accompanying proxy card are first being sent to stockholders on or about April 8, 2002.

I. DIRECTORS AND NOMINEES FOR ELECTION AS DIRECTOR

The Corporation has seven directors. The term of office of three of the seven directors will expire at the Annual Meeting and, accordingly, three nominees have been proposed for election as directors of the Corporation. The election of each nominee requires the affirmative vote of a plurality of the votes cast at the Annual Meeting.

The following information with respect to each director is set forth below: name, age, positions and offices held, principal occupation, certain other of the director's activities and term of office as director. Messrs. Beckmann, Levinson and Young and Ms. Doynow are officers of Citigroup Inc. or its subsidiaries. Citigroup indirectly owns 80% of the outstanding common stock of the Corporation.

Bill Beckmann, 41. Mr. Beckmann has been Chairman of the Board of Directors of the Corporation since January 2001. Prior to that he was the President of the Corporation since October 1997 and its Chief Executive Officer since May 1998. Before joining the Corporation, from 1984 to 1994, he held a number of jobs with Citicorp subsidiaries, including managing strategic planning for the Citicorp Card Products Group, managing finance for Citicorp's private label credit card program and managing asset dispositions for a provider of real-time financial information. From 1994 to 1997, Mr. Beckmann was a Vice President of International Business Machines, most recently with responsibility for developing IBM's Internet business.

Mr. Beckmann is currently an employee of Citigroup and has been a director of the Corporation since October 1997. His current term as director expires at the annual meeting in 2004.

Gina Doynow, 43. Ms. Doynow has been the Business Manager for Citicorp's College Credit Card Unit since September 1999. Since joining Citicorp in 1988, she has held a number of operations, risk and marketing jobs within the Retail Bank and North American Card Services. These included Director of Revenue Services, a fee based enhancement business and Fraud Risk Policy Director. From 1995-1997, she also served as Citicorp's Representative to the MasterCard International Security Committee.

Ms. Doynow has been a director of the Corporation since August 2000. Her current term as director expires at the Annual Meeting, and she is a nominee for election for a term that expires at the annual meeting in 2005.

Jill H. Fadule, 38. Since October 2001, Ms. Fadule has served as a management consultant. Her clients include Harvard Business School and the Merrill Lynch Wealth Management Services unit. From 1999 until 2001, she was a Vice President at Merrill Lynch where she had responsibility for recruiting, hiring and training MBA candidates as part of Merrill Lynch's Wealth Management Associates Program. Beginning in 1990, Ms. Fadule held several positions at Harvard Business School. From 1992 to 1997, Ms. Fadule served as Director of MBA Admissions and Chairperson of the Admissions Board. In 1997, she was promoted to Managing Director of MBA Admissions and Financial Aid and served in that role until 1999.

From 1988 to 1990, Ms. Fadule was a consultant with Bain and Company, Inc. in Boston, principally engaged in strategic planning for multinational clients. From 1985 to 1987, Ms. Fadule worked for Prudential-Bache Securities as a financial analyst in the Investment Banking Division, prior to pursuing her MBA.

A graduate of Princeton University, Ms. Fadule earned an MBA degree from Harvard University.

The Board of Directors appointed Ms. Fadule as a director in July of 2001. Her current term as director expires at the Annual Meeting, and she is a nominee for election for a term that expires at the annual meeting in 2005.

Glenda B. Glover, 49. Dr. Glover has been the Dean of the School of Business of Jackson State University since 1994. From 1990 to 1994, she was the Chairperson of the Department of Accounting and an Assistant Professor at Howard University. Prior to joining Howard University, from 1985 to 1990, Dr. Glover was the Chief Financial Officer and a Senior Vice President of Metters Industries, Inc. From 1979 to 1984, she was the Project Manager for Tax Administration and Coordinator of Investor Relations at Potomac Electric Power Co. Dr. Glover founded the National Center for Enterprise Zone Research in 1987 and is currently the President of this non-profit economic development corporation.

Dr. Glover has been a director of the Corporation since May 1998. Her current term as director expires at the annual meeting in 2004.

Evelyn E. Handler, 68. Evelyn Handler is President of Merrimack Higher Education Associates, Inc., Bow, New Hampshire. She served as the Executive Director and Chief Executive Officer of the California Academy of Sciences from 1994 to 1997. Prior to joining the California Academy of Sciences, Dr. Handler served as a Research Fellow and as an Associate of the Graduate School of Education at Harvard, and a Senior Fellow at The Carnegie Foundation for the Advancement of Teaching. She served as President of Brandeis University from 1983 to 1991, and as President of the University of New Hampshire from 1980 to 1983. Previously, she was Dean of Sciences and Mathematics and professor of biological sciences at Hunter College.

A graduate of Hunter College, Dr. Handler earned her M.Sc. and her Ph.D. degrees from New York University. She has written extensively on myelogenous leukemia research. Dr. Handler is a Fellow of the American Association for the Advancement of Science and a Fellow of the New York Academy of Sciences. Additionally, she was elected to the Board of Governors of the New York Academy of Sciences in 1979. She holds honorary degrees from the University of Pittsburgh, Rivier College and Hunter College.

Dr. Handler has been a director of the Corporation since April 1993. Her current term as director expires at the annual meeting in 2003.

Carl E. Levinson, 55. Mr. Levinson is Division Executive of Citigroup's Consumer Assets Division and has been Chairman of CitiMortgage, Inc. since August 1992. Mr. Levinson joined Citicorp in 1973 as a manager of Funds Transfer in the New York Operating Group. In 1975 he became head of Finance, Administration and Operations for Citicorp Remittance Services and in 1979 was appointed Business Manager for Citicorp Remittance Services, a global check processing and cash management business. From 1982 to 1984, Mr. Levinson was the Global Product Manager for Citicorp Travelers Checks. In June 1984, Mr. Levinson moved into Citicorp Retail Services as Director of Business Development and Commercial Credit. In September 1986 he was appointed President and General Manager of Citicorp Retail Services, which offers private label credit card programs to leading retailers. He was appointed General Manager of Card Services in 1991 and spearheaded a corporate expense task force during the first half of 1992.

Mr. Levinson has been a director of the Corporation since October 1994, and from July 1997 through January 2001 served as Chairman of the Board. He also served as the Corporation's Chief Executive Officer from October 1997 to May 1998. His current term as director expires at the annual meeting in 2003.

David W. Young, 53. Mr. Young is the Treasurer of the Global Consumer Business of Citigroup. Mr. Young joined Citibank during 1972 in the New York State Expansion Program. He served as branch manager in Nassau County and subsequently was named district head for branches in the Syracuse and Albany areas. In 1981, he joined the Citicorp Investment Bank in Hong Kong where he was responsible for securities sales and swaps trading activities. In 1986, Mr. Young was appointed head of the exposure management division, which marketed and traded swaps and option derivatives for Citibank. During 1992, he managed the Asset Task Force to review how Citicorp managed its balance sheets and in 1993 he was made responsible for the Citibanking Treasury in the U.S. and Europe.

Mr. Young has been a director of the Corporation since August 2000. His current term as director expires at the Annual Meeting, and he is a nominee for election for a term that expires at the annual meeting in 2005.

Share Ownership of Directors and Named Executives

The following directors, nominees and named executives and all current directors and executive officers as a group own, as of February 22, 2002, the number of shares of the Corporation's common stock set forth below. All owners have sole voting power and investment power with respect to such shares. The current directors and executive officers of the Corporation as a group beneficially own less than 1% of the total shares outstanding.

Name	Shares
Bill Beckmann	6,000
Catherine Birch	0
Gina Doynow	0
Jill H. Fadule	0
Glenda B. Glover	0
Steven J. Gorey	100
Evelyn E. Handler	0
Carl E. Levinson	0
Sue F. Roberts	400
David W. Young	0
Yiannis Zographakis	200
All directors and executive officers as a group (11 persons)	6,700

Certain Other Share Owners

Citibank (New York State), 99 Garnsey Road, Pittsford, New York 14534, an indirect wholly-owned subsidiary of Citigroup, is the only person known by the Corporation to own beneficially more than 5% of the Corporation's outstanding common stock. Citibank (New York State) is the owner of 16 million shares, accounting for 80% of the Corporation's outstanding common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

The Corporation believes that all of the reports required to be filed under Section 16 of the Securities Exchange Act of 1934 (the "Exchange Act") for 2001 were filed on a timely basis.

Classification of the Board

The Corporation's directors are divided into three classes. The directors of each class serve for a term of three years, and therefore the stockholders of the Corporation generally will elect one-third of the directors at each annual meeting. Of the current members, Mses. Doynow and Fadule and Mr. Young serve for a term expiring at the 2002 Annual Meeting, Dr. Handler and Mr. Levinson serve for a term expiring at the 2003 Annual Meeting, and Mr. Beckmann and Dr. Glover serve for a term expiring at the 2004 Annual Meeting. Mses. Doynow and Fadule and Mr. Young are nominated for election at the 2002 Annual Meeting as members of the class to hold office until the third annual meeting following their election. If any nominee is unable to serve out his or her term, the Board may appoint a successor to fill the unexpired portion.

Board Meeting Data

There were five meetings of the Board during 2001. All directors attended 75% or more of the total Board and committee meetings held, although Ms. Fadule began attending in July 2001 when she was appointed to the Board.

Board Committees

The Board has constituted an Audit Committee and a Compensation Committee. The Board does not have a standing nominating committee; the entire Board considers candidates for election to the Board and makes nominations. The Audit Committee, which includes Ms. Fadule, Dr. Glover and Dr. Handler, had five meetings during 2001. The Compensation Committee, which includes Ms. Fadule, Dr. Glover and Dr. Handler, had four meetings during 2001.

The principal functions of the Audit Committee include recommending independent auditors to be employed by the Corporation and conferring with those auditors; considering the adequacy of internal financial controls and the results of fiscal policies and financial management of the Corporation; and recommending to the Board policies and procedures for dealing with potential conflicts of interest. A copy of the Audit Committee Charter, adopted by the Board, is attached to this proxy statement as Annex A.

The principal functions of the Compensation Committee are reviewing and recommending compensation for all executive officers of the Corporation, evaluating annually individual and corporate performance and evaluating information concerning such matters as competitive compensation levels and employee benefit programs.

AUDIT COMMITTEE REPORT

In accordance with its written charter, which was approved in its current form by the Board of Directors on May 18, 2000, the Audit Committee assists the Board in oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Corporation. A copy of the Audit Committee charter is attached to this proxy statement as Annex A.

The Audit Committee consists of three independent members (as independence is defined by the rules of the New York Stock Exchange).

Management is responsible for the financial reporting process, the preparation of financial statements in accordance with generally accepted accounting principles, the system of internal controls, and procedures designed to insure compliance with accounting standards and applicable laws and regulations. The Corporation's independent auditors are responsible for auditing the financial statements. The Audit Committee's responsibility is to monitor and review these processes and procedures. The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing and are not experts in the fields of accounting or auditing. The Audit Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent auditors that the financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

During 2001, the Audit Committee had five meetings. The meetings were conducted so as to encourage communication among the members of the Audit Committee, management, the internal auditors, and the Corporation's independent auditors, KPMG LLP. Among other things, the Audit Committee discussed with the Corporation's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee separately met with each of the internal and independent auditors, with and without management, to discuss the results of their examinations and their evaluations of the Corporation's internal controls. The Audit Committee also discussed with the Corporation's independent auditors all matters required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit Committees".

The Audit Committee reviewed and discussed the audited financial statements of the Corporation as of and for the year ended December 31, 2001 with management, the internal auditors, and KPMG LLP, the Corporation's independent auditors.

The Audit Committee obtained from the independent auditors a formal written statement describing all relationships between the auditors and the Corporation that might bear on the auditors' independence consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Audit Committee discussed with the auditors any relationships that may have an impact on their objectivity and independence and satisfied itself as to the auditors' independence. The Audit Committee also reviewed, among other things, the amount of fees paid to KPMG for audit and non-audit services and considered whether the provision of non-audit services by KPMG to the Corporation is compatible with maintaining KPMG's independence. KPMG did not provide any financial information systems design or implementation services to the Corporation during the fiscal year ended December 31, 2001.

Based on the above-mentioned review and discussions with management, the internal auditors and the independent auditors, and subject to the above described limitations on the role and responsibilities of the Audit Committee and in the Audit Committee charter, the Audit Committee recommended to the Board of Directors that the Corporation's audited financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, for filing with the Securities and Exchange Commission.

By the Audit Committee

Evelyn E. Handler, *Chairman*
Jill H. Fadule
Glenda B. Glover

Board Compensation

In 2001 directors who were not employees of the Corporation or affiliated companies received an annual fee of $25,000 for service on the Board, an annual fee of $6,000 for service as Chairman of the Audit Committee or the Compensation Committee and a fee of $1,250 for attendance at each Board or committee meeting. Directors who are employees of the Corporation or affiliated companies do not receive any fees or additional compensation for services as members of the Board or any committee. All directors are reimbursed for travel and other related expenses.

EXECUTIVE OFFICERS

The executive officers of the Corporation as of March 29, 2002 are set forth below. Officers serve at the pleasure of the Board.

Name	Age	Position and Office Held
Yiannis Zographakis	39	Chief Executive Officer
Sue Fowler Roberts	51	President
Catherine Birch	40	Vice President, Secretary and General Counsel
Steven J. Gorey	41	Vice President and Chief Financial Officer

Ms. Birch joined the Corporation in September 2001. She first joined Citibank in July of 2000 and acted as Vice President and General Counsel of Citibank's Consumer Finance Group. Prior to joining Citibank, Ms. Birch was a partner at Cummings & Lockwood, a full service law firm located in Stamford, Connecticut.

Mr. Gorey joined the Corporation in August 2000. Prior to joining the Corporation, Mr. Gorey was Chief Financial Officer of Citibank's Consumer Assets Division. Prior to joining Citibank in November of 1998, Mr. Gorey spent thirteen years at Lehman Brothers in various senior financial management capacities.

Ms. Roberts joined the Corporation in November 1998. Prior to joining the Corporation, she was President and Chief Executive Officer of Education First Marketing, LLC, a joint venture between Sallie Mae and Chase Manhattan Bank. From 1991 to March 1998, Ms. Roberts was a Vice President of Sallie Mae, most recently with responsibility for Sales, East Region.

Mr. Zographakis joined the Corporation in March 1998 as the Chief Financial Officer and Treasurer. In July 2000 he was appointed the Chief Operations Officer, and in January 2001 he was named the Chief Executive Officer. Prior to joining the Corporation, Mr. Zographakis held various positions with Citibank, including Treasurer for the Consumer Bank in Greece, Director of Finance for CitiMortgage, Financial Controller for the Consumer Finance Division and Director of Finance for the Consumer Assets Division. Mr. Zographakis joined Citibank in 1990.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Corporation has engaged and expects to continue to engage in a variety of business arrangements with Citigroup and its affiliates. Management believes that these agreements and transactions are on terms no less favorable to the Corporation than those that could be obtained from unaffiliated third parties.

Citibank (New York State) has made available to the Corporation credit facilities pursuant to which the Corporation may borrow up to $20 billion for specified terms and at specified variable interest rates. At December 31, 2001, the Corporation's outstanding borrowings under these facilities were approximately $17.6 billion. During 2001, the Corporation incurred approximately $835.1 million in interest and fees to Citibank (New York State) pursuant to these credit facilities.

Citigroup, which indirectly owns all of the stock of Citibank (New York State), Citibank, N.A., and other banking corporations, has agreed that neither Citigroup nor any of its majority-owned subsidiaries (other than the Corporation) will engage in the business of originating guaranteed student loans under the federal guaranteed student loan program or successor legislation or certain "alternative" student loans (collectively, "covered student loans"). The agreement will not prevent Citigroup or its subsidiaries from acquiring any institution that is in the business of originating covered student loans, provided that Citigroup or its subsidiaries must cease or dispose of the business within a specified period. The agreement does not restrict Citigroup and its affiliates from acquiring, holding or servicing covered student loans. Currently, Citigroup and its subsidiaries (other than the Corporation) do not hold or service any material amount of covered student loans, and have no plans to engage in such business to any significant extent. In addition, the agreement contains no restrictions on any lending activity by Citigroup and its affiliates, other than originating covered student loans. Citibank (New York State) and other bank subsidiaries of Citigroup are in the business of making personal loans, including loans specifically for the purpose of funding education costs and loans the proceeds of which may be used for those purposes.

The agreement also restricts the Corporation from engaging in certain business activities that would compete with other affiliates of Citigroup. The Corporation does not believe that the agreement imposes any material restrictions on its current or planned operations. The agreement currently runs through June 22, 2002.

Citigroup and its subsidiaries have licensed to the Corporation, for as long as the Corporation remains a direct or indirect majority-owned subsidiary of Citigroup, certain trade names and trademarks for use in the Corporation's business. In addition, Citibank (New York State) and certain of its bank affiliates currently allow the use of their mailing lists and provide other marketing arrangements to the Corporation, and the Corporation allows the use of its customer list by those affiliates during that same period.

The Corporation and Citibank (New York State) have agreed that Citibank (New York State) or its affiliates will perform certain other functions and services for the Corporation. These services include data processing, financial and regulatory reporting, financial systems, payroll and benefits administration, telecommunications, audit, payment processing, legal affairs and support staff. The Corporation incurred approximately $12.2 million for the cost of those services provided by Citibank (New York State) and its affiliates in 2001. In addition, the Corporation has outsourced a substantial portion of its operations to affiliates. The Corporation paid approximately $32.3 million pursuant to these outsourcing arrangements in 2001.

Citibank, N.A. provides the Corporation's office facility and furniture in Pittsford, New York under a lease agreement that, during 2001, provided for annual payments of approximately $1.2 million, which included the Corporation's allocable share of utilities and security expenses. The agreement expires in February 2007. The Corporation also pays for the Corporation's office facility and furniture in Stamford, Connecticut. There is no lease agreement for the Stamford, Connecticut office facility. During 2001, the Corporation paid $0.3 million for use of the Stamford facility, which included the Corporation's allocable share of utilities, security and cafeteria expenses.

In order to comply with applicable banking laws, loans made under the Corporation's CitiAssist program are originated by Citibank (New York State) at the request of the Corporation and serviced by the Corporation. Expenses incurred by the Corporation in underwriting, disbursing and servicing CitiAssist loans for Citibank (New York State) are reflected in a service fee charged to Citibank (New York State) pursuant to an intercompany agreement. During 2001, Citibank (New York State) paid the Corporation approximately $5.6 million in fees in connection with the agreement. CitiAssist loans are purchased by the Corporation at a premium shortly after the final disbursement is made. As of December 31, 2001, the Corporation's CitiAssist loan portfolio totaled $1,186.7 million.

The Corporation is included in various income tax or franchise tax returns of groups including Citibank (New York State) and other affiliated companies. The Corporation and Citibank (New York State) have entered into an agreement providing for allocations of various tax payments. The agreement also provides that the Corporation will pay to Citibank (New York State) one-half of the tax benefit derived by the Corporation as a result of specified transactions related to the establishment of the Corporation in 1992. During 2001, the Corporation received tax refunds, net of payments, of approximately $4.7 million from Citibank (New York State) pursuant to this agreement.

COMPENSATION

Compensation of employees is based on an assessment of each individual employee's performance as well as the Corporation's performance in attaining or exceeding a set of targets agreed on by the management of the

Corporation and approved by the Compensation Committee. Employees of the Corporation participate in the compensation plans of Citigroup and its affiliates. Generally, compensation for the Corporation's executive officers consists of salary and an annual cash incentive award (both of which are paid directly by the Corporation), as well as a retirement plan, a savings incentive plan, a stock purchase plan, a medical plan and other benefit plans available to employees of Citigroup affiliates generally, in which executive officers also participate. The Corporation reimburses Citigroup for all costs incurred in connection with its employees' participation in Citigroup benefit plans. Certain officers and other employees of the Corporation have also received options to purchase Citigroup stock ("Citigroup options").

The tables on pages 8 through 10 show, among other things, salaries and bonuses paid during the last three years, Citigroup options granted in 2001 and aggregate Citigroup option exercises in 2001 for the named executive officers.

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation		
Name and Principal Position	Year	Salary	Bonus[1]	Restricted Stock Awards[2]	Number of Securities Underlying Citigroup Options Granted[3]	All Other Compensation[4]
Bill Beckmann[8]	2001	$270,000	$243,750	$81,250	8,800	$ 0
Chairman	2000	$260,718	$237,769	$79,231	16,000	$ 0
	1999	$253,125	$288,792	$36,208	0	$ 0
Catherine Birch[6]	2001	$161,944	$ 37,500	$12,500	1,000	$ 0
Vice President	2000	$160,000	$ 22,500	$ 7,500	2,000	$ 0
and General Counsel	1999	—	—	—	—	—
Steven Gorey[7]	2001	$157,500	$116,250	$38,750	4,500	$ 0
Vice President and	2000	$156,000	$112,509	$37,491	8,000	$ 0
Chief Financial Officer	1999	$150,000	$161,250	$18,750	2,000	$ 0
Sue Fowler Roberts[5]	2001	$200,000	$131,250	$43,750	4,375	$ 0
President	2000	$191,500	$120,023	$39,977	6,533	$ 0
	1999	$185,000	$252,516	$12,483	10,000	$ 0
Yiannis Zographakis	2001	$150,000	$135,000	$45,000	4,375	$134,620
Chief Executive Officer	2000	$150,000	$140,000	$ 0	6,533	$ 90,876
	1999	$127,000	$125,000	$ 0	209	$ 72,711

(1) Bonus awards were made in 2002 based on 2001 performance.

(2) Restricted stock awards represent the value of Citigroup common stock (discounted 25% from market value to reflect restrictions on transfer and the possibility of forfeiture) granted under the Citigroup capital accumulation program ("CAP"). Under CAP, a recipient may not transfer restricted stock for three years after the award. If the recipient is still employed by a Citigroup subsidiary at the end of three years, the restricted stock becomes fully vested and freely transferable. From the date of the award, the recipient can vote the restricted stock and receives full dividends.

(3) Citigroup option grants are shown in the fiscal year granted. Citigroup options for 2001 were granted in January 2001, Citigroup options for 2000 were granted in April 2000, and Citigroup options for 1999 were granted in June 1999. All Citigroup options indicated in the table above are options to purchase the common stock of Citigroup, and the numbers of shares underlying Citigroup options have been adjusted for (i) the 2.5-to-1 exchange ratio applicable to Citicorp shares in the April 1998 Citicorp-Travelers Group merger, (ii) the 3-for-2 stock split effected by Citigroup in May 1999, and (iii) the 4-for-3 stock split effected by Citigroup in August 2000.

(4) Mr. Zographakis, as a resident non-citizen, also receives income to compensate him for the additional costs and expenses associated with working in a country other than his country of residence.

(5) Ms. Roberts joined the Corporation in 1998, and her 1999 bonus includes a $115,000 sign-on bonus.

(6) Ms. Birch's employment with the Corporation commenced in September 2001. Before September 2001, she was employed by an affiliate of the Corporation and her compensation was paid by that affiliate. As noted previously, Ms. Birch began employment with the affiliate in July 2000; for comparative purposes, her 2000 salary has been annualized. Citigroup paid Ms. Birch's incentive award in 2001.

(7) Mr. Gorey's employment with the Corporation commenced in August 2000. From November of 1998 until August 2000, Mr. Gorey was employed by an affiliate of the Corporation and his compensation was paid by that affiliate.

(8) In January 2001 when Mr. Beckmann resigned as the Corporation's Chief Executive Officer, Citigroup began paying his compensation including salary, bonus, and option grants.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Citigroup Options Granted(1)	Percent of Total Citigroup Options Granted to Citigroup Employees in Fiscal Year(2)	Exercise Price ($/share)	Expiration Date	Grant Date Present Value(3)
Bill Beckmann	8,800	0.0%	53.125	1/16/11	$132,219
Catherine Birch	1,000	0.0%	53.125	1/16/11	$ 15,025
Steven Gorey	4,500	0.0%	53.125	1/16/11	$ 67,612
Sue Fowler Roberts	4,375	0.0%	53.125	1/16/11	$ 65,734
Yiannis Zographakis	4,375	0.0%	53.125	1/16/11	$ 65,734

(1) The 2001 Citigroup options are options to purchase the common stock of Citigroup, and were granted to certain employees of the Corporation meeting specified criteria, including minimum term of service and maximum annual compensation and based upon individual employee and Corporate performance. The Citigroup options generally vest in cumulative installments of 20% per year over a five year period and remain exercisable until the tenth anniversary of the date of the grant.

Under the Citigroup reload program, Citigroup option holders can use Citigroup common stock they have owned for at least six months to pay the exercise price of their options and have shares withheld for the payment of income taxes due on exercise. They then receive a new reload option to make up for the shares they used or had withheld.

At the time of grant a determination is made whether a Citigroup option may be exercised under the reload program, and the program guidelines may be amended by Citigroup at any time. For optionees who are eligible to participate in the reload program, the issuance of a reload option is not a new discretionary grant. Rather, the issuance results from rights that were granted to the Citigroup option holder as part of the initial Citigroup option grant. The reload option does not vest (i.e., become exercisable) for six months and expires on the expiration date of the initial grant.

Each of the Citigroup options detailed above was granted as an initial Citigroup option and all may be exercised under the reload program.

(2) No individual listed above had more than 0.1% of the total Citigroup options granted to all employees of Citigroup and its subsidiaries. The Student Loan Corporation's employees received approximately 70,975 Citigroup options for 2001.

(3) The "Grant Date Present Value" numbers set forth in the table above were derived by application of a variation of the Black-Scholes option pricing model. The following assumptions were used in employing such model:

- stock price volatility was calculated by using the weekly closing price of the Citigroup's Common Stock on the NYSE Composite Transactions for the one-year period prior to the grant date of each Citigroup option;
- the risk-free interest rate for each option grant was the interpolated market yield on the date of grant on a Treasury bill with a term as close as possible to the subject estimated option life, as reported by the Federal Reserve;
- the dividend yield (based upon the actual annual dividend rate during 2001) was assumed to be constant over the life of the option; and
- exercise of the Citigroup option was deemed to occur three and one-half years after the date of grant.

The potential value of Citigroup options granted depends entirely upon a long-term increase in the market price of Citigroup's common stock; if the stock price does not increase, the Citigroup options would be worthless.

AGGREGATED CITIGROUP OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUE

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Citigroup Options at Fiscal Year End (1)		Value of Unexercised In-The-Money Citigroup Options at Fiscal Year End (1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Bill Beckmann	24,999	$775,463	6,000	52,203	94,880	887,386
Catherine Birch	-0-	-0-	400	2,600	-0-	-0-
Steven Gorey	-0-	-0-	2,400	12,100	23,677	59,685
Sue F. Roberts	-0-	-0-	5,307	15,601	77,942	136,645
Yiannis Zographakis	-0-	-0-	14,912	16,999	378,832	228,052

(1) Shares and options to purchase shares of Citicorp were automatically converted into shares and options to purchase shares, respectively, of Citigroup on October 8, 1998, at the ratio of 2.5 Citigroup shares for each Citicorp share. On May 28, 1999, Citigroup completed a 3-for-2 split of its shares and on August 25, 2000, Citigroup completed a 4-for-3 split of its shares. The value of Citigroup options reflected in the table is the market value of common stock on December 31, 2001 minus the related exercise price. The market value of Citigroup's common stock on the New York Stock Exchange composite tape as of December 31, 2001 was $50.48 per share.

Retirement plans

Qualified Pension Plan

Our domestic employees are covered by the Citigroup pension plan. Prior to January 1, 2002, different formulas applied depending upon a given employee's specific employment history with Citigroup. Effective January 1, 2002, this plan provides a single benefit formula for most of the covered population. Employees become eligible to participate in the Citigroup pension plan after one year of service, and benefits under the Citigroup pension plan generally vest after 5 years of service. The normal form of benefit under the Citigroup pension plan is a joint and survivor annuity (payable over the life of the participant and spouse) for married participants, and a single life annuity (payable for the participant's life only) for single participants. Other forms of payment are also available.

The Citigroup cash balance benefit is expressed in the form of a hypothetical account balance. Benefit credits accrue annually at a rate between 1.5% and 6%; the rate increases with age and service. Interest credits are applied annually to the prior year's balance; these credits are based on the yield on 30-year Treasury bonds. Although the normal form of the benefit is an annuity, the hypothetical account balance is also payable as a single lump sum.

Mr. Zographakis participates in a pension plan provided by an indirect wholly owned subsidiary of Citigroup located in Greece, where Mr. Zographakis is a citizen. The other named executives of the Corporation are covered as indicated above.

Nonqualified Pension Plans

Effective January 1, 2002, Citigroup's nonqualified pension programs no longer provide accruals for most employees covered by Citigroup's qualified pension plan. No further cash balance benefits will be accrued under these programs for most of the covered population. Prior to 2002, these nonqualified programs provided retirement benefits for compensation in excess of the Internal Revenue Code compensation limit ($200,000 for 2002), or in respect of benefits accrued in excess of the Internal Revenue Code benefit limit ($160,000 for 2002).

The estimated annual benefit provided in total by all plans described above, expressed in the form of a single life annuity, is as follows:

Executive	Years of service through 2001	Estimated annual benefit
Bill Beckmann	15	$95,345
Catherine Birch	1	$40,527
Steven Gorey	3	$51,441
Sue Fowler Roberts	3	$24,832
Yiannis Zographakis	11	$99,688

These estimates are based on the following assumptions:

- The benefit is determined as of age 65 (or current age if older);
- Covered compensation for each covered executive remains constant at 2001 levels;
- Regulatory limits on compensation and benefits, and the Social Security Wage Base remain constant at 2002 levels;
- The interest credit rate for cash balance benefits for 2002 (5.5%) remains constant; and
- The interest rate used to convert hypothetical account balances to annual annuities for 2002 (5.5%) remains constant.

In addition, Mr. Zographakis's benefits are denominated in Euros, accordingly his estimated annual benefit was converted into U.S. Dollars using a ratio of approximately .8895 Euros per U.S. Dollar as reported by Bloomberg L.P. for December 31, 2001.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Corporation's Board of Directors is responsible for reviewing and recommending compensation for all executive officers of the Corporation. The Committee, which met four times during 2001, consists of three directors who are not employees of the Corporation. The Committee annually evaluates individual and corporate performance.

The Compensation Committee reviewed the performance of executive officers of the Corporation and the level of compensation recommended by management and determined the appropriate compensation for approval by the Board. Compensation for executive officers other than Mr. Beckmann was determined by the Committee based on input from, and recommendations made by, Mr. Beckmann. Mr. Beckmann's compensation was recommended and approved by Citigroup.

Compensation for the Corporation's executive officers consists of salaries and annual cash incentive awards. In addition, all employees of the Corporation are eligible to participate in certain of the compensation plans of Citigroup and its affiliates, including a savings incentive plan, a stock purchase plan and a retirement plan. The Corporation reimburses Citigroup for the cost of its employees' participation in Citigroup's plans.

Total annual compensation of executive officers is based on individual and corporate performance. While corporate performance measures are considered in setting compensation levels, no specific quantitative formula is used in making compensation decisions or recommendations.

Salaries for the executive officers of the Corporation are established at levels considered appropriate in light of the duties and scope of responsibilities of each officer's position. Salaries are reviewed periodically and adjusted as warranted to reflect competitive pay levels. Annual cash incentive awards for the executive officers are based on an assessment of individual performance and corporate results in attaining or exceeding a set of targets agreed on by the management of the Corporation and approved by the Committee.

Incentive awards, including stock option grants, vary based on assessments of each executive officer's individual contributions as well as corporate performance. The Committee reviews options granted to executive officers of the Corporation to purchase shares of Citigroup stock when determining whether to grant options to purchase the Corporation's stock. Although grants of Citigroup options were made to officers of the Corporation for 2001, after consultation with Directors, the Committee determined not to recommend the grant of any options to purchase the Corporation's stock for 2001.

By the Compensation Committee

Glenda B. Glover, *Chairman*
Evelyn E. Handler
Jill H. Fadule

STOCK PRICE PERFORMANCE

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG
THE STUDENT LOAN CORPORATION, THE S&P 500 AND
USA EDUCATION INC.



$300
$250
$200
$150
$100
$50
$0
The Student Loan Corporation
S&P 500
USA Education Inc.
1997
1998
1999
2000
2001

	1997[1]	1998[1]	1999[1]	2000[1]	2001[1]
The Student Loan Corporation	$100	$ 92	$107	$123	$195
S&P 500	$100	$129	$156	$141	$128
USA Education Inc.	$100	$122	$109	$179	$242

(1) The dollar amounts set forth under this column are based on the closing prices on December 31 in each of the respective years.

II. STOCKHOLDER APPROVAL OF SELECTION OF INDEPENDENT AUDITORS

The Board believes it appropriate to submit for action by the stockholders its selection of KPMG LLP, certified public accountants, as auditors of the Corporation for the year 2002. The appointment of this firm is proposed by the Board based, in part, on KPMG's review of and familiarity with the Corporation's business as part of its audit of Citigroup. KPMG has served as the independent auditor for the Corporation since it commenced operations in 1992, for Citibank, N.A. since 1964, for Citicorp since it commenced operations in 1968 and for Citigroup and its predecessors since 1969.

Representatives of KPMG are expected to be present at the Annual Meeting with the opportunity to make a statement and to be available to respond to questions regarding these or any other appropriate matters. Adoption of this proposal requires the affirmative vote of the holders of a majority of the votes cast at the meeting.

The Board of Directors recommends a vote FOR this proposal.

Disclosure of Auditor Fees

The following is a description of the fees billed to the Corporation by KPMG during the year ended December 31, 2001:

Audit Fees: Audit fees billed to the Corporation by KPMG in connection with KPMG's review and audit of the Corporation's annual financial statements for the year ended December 31, 2001 and KPMG's review of the Corporation's interim financial statements included in the Corporation's Quarterly Reports on Form 10-Q during the year ended December 31, 2001 totaled approximately $103,275.

Financial Information Systems Design and Implementation Fees: The Corporation did not engage KPMG to provide advice to the Corporation regarding financial information systems design and implementation during the year ended December 31, 2001.

Other Audit-related Fees: Fees billed to the Corporation by KPMG for work performed during the year ended December 31, 2001 for all other audit-related services rendered to the Corporation totaled approximately $79,500. This work was comprised primarily of a required compliance review of the FFEL Program.

All Other Fees: Fees billed to the Corporation by KPMG for tax related services totaled approximately $56,000.

OTHER MATTERS

The Corporation will bear the cost of solicitation of proxies. Proxies may be solicited by mail, personal interview or telephone. Directors, officers and regular employees of the Corporation may solicit proxies by such methods without additional compensation. Banks, brokerage houses and other institutions, nominees and fiduciaries will be requested to forward the soliciting material to their principals and to obtain authorizations for the execution of proxy cards and will, upon request, be reimbursed for reasonable expenses incurred. Employees of Georgeson & Co. Inc. will also solicit proxies at a fee of approximately $2,000 plus out-of-pocket expenses.

As of the date of this Proxy Statement, the Corporation does not intend to present and has not been informed that any other person intends to present any business not specified in this Proxy Statement for action at the meeting. If any other matters come before the meeting, proxies will be voted on such matters in accordance with the judgment of the person or persons authorized to vote the proxies.

Only stockholders of record at the close of business (5:00 P.M., Eastern Time) on March 29, 2002 will be entitled to notice of and to vote at the meeting. Stockholders are urged to sign the enclosed proxy card, solicited on behalf of the Corporation's Board, and to return it promptly in the enclosed envelope. Proxies will be voted in accordance with stockholders' directions. Signing the proxy card does not affect a stockholder's right to vote in person at the meeting, and the proxy may be revoked prior to its exercise by appropriate notice to the Corporation prior to the convening of the meeting. If no directions are given, proxies will be voted for the election of directors and for the approval of the selection of independent auditors. On these matters, abstentions and broker non-votes are not considered votes cast.

Citibank (New York State), an indirect wholly-owned subsidiary of Citigroup, which exercises sole voting power over a majority of the outstanding shares of common stock, has advised the Corporation that it intends to vote all such shares in favor of the election of the nominees named herein and the ratification of the Corporation's independent auditors. Because of the voting power of Citibank (New York State), the nominees are assured election and the ratification of independent auditors is assured passage.

Copies of the Corporation's Annual Report to Stockholders and Form 10-K may be obtained without charge by writing to the Corporation at 750 Washington Boulevard, Stamford, Connecticut 06901, Attention: Investor Relations, or by telephone request to (203) 975-6292.

SUBMISSION OF STOCKHOLDER PROPOSALS FOR INCLUSION IN THE STUDENT LOAN CORPORATION'S 2003 PROXY STATEMENT

In accordance with Rule 14a-8 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the Corporation will accept proposals of stockholders for possible inclusion in the Corporation's 2003 Proxy Statement through the close of business on December 7, 2002.

THE STUDENT LOAN CORPORATION

CHARTER OF THE AUDIT COMMITTEE

Mission

The Audit Committee of The Student Loan Corporation is a standing committee of the Board of Directors. Through an interactive process with management, Audit and Risk Review, and independent auditors, the Audit Committee receives information on and oversees the adequacy of the internal control environment established by management.

Although the Audit Committee has the responsibilities and powers set forth in this Charter, the function of the Audit Committee is oversight. The members of the Audit Committee are not full-time employees of the Corporation and may not be, and may not represent themselves to be or to serve as, accountants or auditors by profession or experts in the fields of accounting or auditing. Consequently, in carrying out its oversight responsibilities, the Audit Committee is not providing any expert or special assurance as to the Corporation's financial statements or any professional certification as to the work of the independent auditors.

The independent auditors are ultimately accountable to the Board of Directors and the Audit Committee. The Board of Directors, on the basis of the recommendation of the Audit Committee, has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditors (or to select the independent auditors to be proposed for shareholder ratification in the proxy statement).

Membership

The Audit Committee will comprise at least three members of the Board of Directors who satisfy the independence, financial literacy and experience requirements of the New York Stock Exchange and any other regulatory requirements. (Pending election of a third such director, the Audit Committee will comprise two such members.) The Audit Committee members and the Audit Committee Chairman shall be designated by the Board of Directors.

Duties and Responsibilities

Specifically, the Audit Committee shall:

- With respect to accounting and financial control policy:
    - receive an annual report from the Chief Financial Officer relating to accounting policies used in the preparation of the Corporation's financial statements (specifically those policies for which management is required to exercise discretion or regarding the implementation thereof);
    - receive periodic reports from the Chief Financial Officer relating to significant accounting developments and issues; and
    - review the possible impact of any impending significant changes in accounting standards or rules as promulgated by the FASB, SEC or others.
- With respect to the independent auditors:
    - recommend to the Board of Directors the independent auditors, subject to ratification by the stockholders;

- approve the fees to be paid to the independent auditors;
- review on an annual basis the performance of the independent auditors; and
- monitor the independence of the Corporation's independent auditor(s), including
  - a review and discussion of the annual statement as to independence delivered by the independent auditors (ISBS 98-1);
  - a review of non-audit services provided and related fees received;
  - a delineation of all relationships between the independent auditors and the Corporation that may affect the objectivity and independence of the independent auditors; and
  - recommendations that the Board of Directors take appropriate action in response to any concerns raised in the annual statement as to independence or the related Audit Committee discussions.

- With respect to Audit and Risk Review (ARR):
  - review, based upon the recommendation of the independent auditors and the chief auditor for the Corporation designated by ARR, the scope and plan of the independent audit, and the scope and plan of the work to be done by ARR;
  - review and evaluate the adequacy of the work performed by ARR, which shall encompass the examination and effectiveness of internal controls and the quality of the Corporation's performance in carrying out assigned control responsibilities;
  - address itself to specific issues or problems that arise, with the objective of identifying which processes need to be enhanced, if any, and satisfy itself that management has timely and reasonable corrective action plans; and
  - review the report of ARR regarding the expenses of, the perquisites paid to, and the conflicts of interest, if any, of members of the Corporation's senior management.

- Review with management and the independent auditor(s):
  - the Corporation's annual financial statements and related footnotes and the independent auditor's report thereon, including their report on the adequacy of internal controls and any significant recommendations they may offer to improve controls;
  - any significant reserves, accruals or estimates which may have a material impact on the financial statements;
  - any serious difficulties or disputes with management encountered by the independent auditor(s) during the course of the audit and any instances of second opinions sought by management;
  - other matters related to the conduct of the independent audit, which are communicated to the Audit Committee under generally accepted auditing standards; and
  - to the extent required under appropriate auditing standards or securities laws, rules or regulations, matters relating to interim financial statements.

- Consider and review with management and ARR:
  - the adequacy of internal controls over financial reporting and the safeguarding of assets and compliance with laws and regulations;

- any difficulties encountered by ARR in the course of their audits, including any restrictions on the scope of their work or access to required information; and
- the adequacy of ARR's organization, resources and skills.

- With respect to risk and control issues, in coordination with the Chief Financial Officer, satisfy itself that:
  - management has appropriate procedures, practices and processes in place to reasonably assure adherence to policies and limits relating to the assumption of risk, as established by the Risk Committee; and
  - the risks assumed by the Corporation are appropriately reflected in its books and records and that procedures are in place to assure the timeliness and integrity of the reporting thereof.
- Review the findings of the independent auditors and ARR and primary regulatory agencies, including any annual report of exam/inspections provided by such agencies, and monitor responses to those findings and the related corrective action plans.
- Review legal, regulatory and compliance matters that may have a material impact on the financial statements, and any material reports received from regulators.
- At least annually, review the terms of all material contracts, arrangements and understandings between the Corporation on the one hand and the majority stockholder or its other affiliates on the other hand, and as needed, recommend policies and procedures to deal with conflicts of interest.
- Receive and consider reports from management on an annual and/or as-needed basis relating to:
  - tax developments and issues;
  - technology control issues and status;
  - fraud and operating losses.
- Evaluate the adequacy of this Audit Committee Charter on an annual basis and recommend revisions, if any, to the Board of Directors.
- Prepare any report required by the rules of the Securities and Exchange Commission to be included in the annual proxy statement.
- Perform other oversight functions as requested by the Board of Directors.

Meetings

The Audit Committee shall meet four times a year, or more frequently if circumstances dictate.

The Audit Committee shall meet with and without management present. Separate meetings with the independent auditor(s) and ARR shall be called as the Audit Committee deems necessary. At least once a year, the Audit Committee shall meet alone with the independent auditors (no members of management shall be present), and alone with ARR (no other members of management or the independent auditors shall be present).

MAY 18, 2000

2001 Annual Report and Form 10-K

THE STUDENT LOAN CORPORATION



WWW.STUDENTLOAN.COM

Enriching Students' Lives

CONTENTS

FINANCIAL HIGHLIGHTS

	YEARS ENDED DECEMBER 31				
	2001	2000	1999	1998	1997
(Dollars in millions, except per share amounts)					
STATEMENTS OF INCOME DATA					
Net interest income	**$ 316.5**	$ 258.3	$ 225.8	$ 192.3	$ 175.9
Total operating expenses, excluding restructuring reserve adjustments/expenses	**91.8**	79.6	74.0	73.1	68.1
Restructuring reserve (adjustments)/expenses	**—**	—	(2.2)	(7.5)	20.5
Total operating expenses	**91.8**	79.6	71.8	65.6	88.6
Net income	**$ 135.4**	$ 104.9	$ 89.5	$ 73.4	$ 51.7
BALANCE SHEETS DATA (as of December 31)					
Student loans	**$18,237.0**	$15,774.3	$10,865.0	$ 8,636.3	$ 7,625.2
Total assets	**18,717.1**	16,243.2	11,196.5	8,903.1	7,874.0
Short-term borrowings	**15,383.8**	12,332.8	7,312.1	3,908.0	4,321.6
Long-term borrowings	**2,200.0**	3,057.0	3,222.0	4,310.0	1,610.0
Payable to principal stockholder	**$ 7.3**	$ 9.6	$ 11.6	$ 14.0	$ 17.1
EARNINGS DATA					
Cash dividends declared per common share	**$ 2.80**	$ 2.40	$ 1.95	$ 0.60	$ 0.54
Basic and diluted earnings per common share	**$ 6.77**	$ 5.24	$ 4.47	$ 3.67	$ 2.58
Net interest margin	**1.83%**	1.95%	2.40%	2.37%	2.42%
Total operating expenses as a percentage of average student loans	**0.53%**	0.60%	0.76%	0.81%	1.22%
Return on equity	**22.38%**	19.29%	18.18%	17.03%	13.46%
OTHER					
Average student loans	**$ 17,297**	$ 13,226	$ 9,407	$ 8,112	$ 7,269
Average number of loan accounts serviced (thousands)	**3,605**	3,081	2,355	2,105	1,888
Loan disbursements (1)(2)	**$ 3,046**	$ 2,647	$ 2,275	$ 2,008	$ 1,667
Loan purchases	**$ 2,491**	$ 4,318	$ 1,541	$ 194	$ 34
Book value per share (as of December 31)	**$ 32.59**	$ 28.61	$ 25.76	$ 23.23	$ 20.16
Common stock price (3)					
High	**$ 83.20**	$ 56.00	$ 50.38	$ 51.06	$ 53.31
Low	**$ 52.50**	$ 37.19	$ 37.38	$ 40.00	$ 35.75
Close	**$ 80.60**	$ 54.44	$ 49.88	$ 44.88	$ 49.38
Total number of employees (as of December 31)	**360**	343	323	464	844

(1) Amounts do not include Federal Consolidation Loan disbursements generated through third party marketing relationships. These disbursements, included in purchases, amounted to $1,085 million, $1,798 million and $17 million in 2001, 2000 and 1999, respectively.

(2) Amounts include new CitiAssist Loan commitments of $617 million, $439 million, $292 million, $175 million and $67 million for 2001, 2000, 1999, 1998 and 1997, respectively.

(3) Common stock price is based on The New York Stock Exchange composite listing.

GENERAL

The following discussion should be read in conjunction with the financial statements and accompanying notes.

Background

The Student Loan Corporation (the "Company") originates, holds and services federally insured student loans through a trust agreement with Citibank (New York State) ("CNYS"), an indirect wholly-owned subsidiary of Citigroup Inc. The Company is one of the nation's largest originators and holders of student loans guaranteed under the Federal Family Education Loan ("FFEL") Program, authorized by the U.S. Department of Education (the "Department") under the Federal Higher Education Act of 1965, as amended (the "Act"). The Company also holds student loans that are not insured under the Act, including CitiAssist Loans, introduced in 1997.

The Company was incorporated in Delaware on November 4, 1992 and commenced operations on December 22, 1992. For more than 25 years prior to December 22, 1992, the Company operated as a division (the "Division") of CNYS. On December 22, 1992, the assets of the Division were exchanged with CNYS for 20 million shares of the Company's common stock and the Company's agreement to pay approximately $2.8 billion to CNYS and to assume certain obligations of CNYS. On December 23, 1992, CNYS sold four million shares of its holdings of the Company's common stock in an initial public offering. CNYS continues to own 80% of the Company's outstanding common stock.

Forward-Looking Statements

Certain statements contained in this report that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those suggested by the forward-looking statements, which are typically identified by the words or phrases "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may result in", and similar expressions or future or conditional verbs such as "will", "should", "would" and "could". These forward-looking statements involve risks and uncertainties including, but not limited to, the following: the effects of future legislative changes and accounting standards; actual credit losses experienced by the Company in future periods compared to the estimates used in calculating reserves; fluctuations in the interest rates paid by the Company for its funding and received on its loan portfolio; the success of the Company's hedging policies; the Company's ability to acquire or originate loans in the amounts anticipated and with interest rates to generate sufficient yields and margins; the Company's ability to continue to develop its electronic commerce initiatives; the Company's success in expanding its guarantor relationships and products; the Company's ability to utilize alternative sources of funding, including securitization; the successful resolution of legal proceedings; as well as general economic conditions, including the performance of financial markets and the implementation of regulatory changes.

Significant Accounting Policies

The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America.

An allowance for loan losses has been established primarily as a reserve for estimated losses on the Company's FFEL Program loan portfolio under the risk-sharing provisions of the Act. Under these provisions, claims on defaulted FFEL Program student loans disbursed on or after October 1, 1993 that are approved for payment by a guarantor are paid net of a risk-sharing loss. The risk-sharing loss on these loans represents 2% of the claimed amount, including both principal and accrued interest. The allowance also includes estimated losses on CitiAssist Loans. CitiAssist Loans that are insured by Globe Indemnity Company ("GIC"), a subsidiary of Royal & Sun Alliance and a private third party insurer, are subject to risk-sharing losses of 5% of the combined principal and accrued interest balances.

The allowance for loan losses is established via a process that begins with estimates of probable losses inherent in the FFEL Program and CitiAssist portfolios, based upon various statistical analyses. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. The estimated losses (net of any risk-sharing) are accrued to the allowance when the student loans reach 90 days of delinquency. Actual losses, including those that arise from claims with guarantors and GIC, are charged against the allowance as they occur.

Future Application of Accounting Standards

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Standard No. 125." Statement No. 140 revises the accounting standard relating to transfers of financial assets and securitizations. This statement also provides revised guidance for an entity to be considered a qualifying special purpose entity. The Company will adopt the new standard in conjunction with the commencement of securitization activity in 2002.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

The Company's 2001 net income was $135.4 million ($6.77 basic earnings per common share), up $30.5 million (29%) from 2000 net income of $104.9 million ($5.24 basic earnings per common share). The increase in net income was primarily attributable to $58.2 million higher net interest income, generated by both loan portfolio growth and floor income. The Company also continued to focus on cost management.

At December 31, 2001, the Company's student loan portfolio, primarily comprised of loans originated through the FFEL Program, reached $18.2 billion, up 16% from the December 31, 2000 level of $15.7 billion. The $2.5 billion increase in loans outstanding in 2001 was primarily due to $2.4 billion in new loan disbursements and $2.5 billion in purchases, comprised primarily of secondary market, Consolidation Loan and CitiAssist Loan purchases, and were partially offset by loan repayments of $1.9 billion and loan sales of $0.5 billion. New 2001 FFEL Program disbursements, consisting of Federal Stafford Loans and Parent Loans to Undergraduate Students ("PLUS") Loans, were $1,973 million, an increase of $117 million (6%) from 2000. Disbursements also included Consolidation Loans of $455 million in 2001, an increase of $104 million (30%) from 2000. These disbursements do not include the Consolidation Loans generated through third party marketing relationships, which are reported as purchases since unconsolidated loan balances held by other lenders must be purchased at face value from the other lenders prior to loan consolidation.

CitiAssist Loans of $307 million, disbursed in 2001 by CNYS but not yet acquired by the Company, are not included in the Company's loan portfolio. In order to comply with certain legal requirements, CitiAssist Loans are originated by CNYS through an intercompany agreement. The Company purchases all qualified CitiAssist Loans following full disbursement. Under the agreement, the Company expects to acquire substantially all of the $307 million of CNYS-owned CitiAssist Loans during the first half of 2002. CitiAssist Loans originated by CNYS of $617 million in 2001 were $178 million (41%) higher than the prior year. Excluding the purchase premium, the Company's CitiAssist Loan portfolio grew to $1,127 million by December 31, 2001, a $450 million increase from the December 31, 2000 balance of $677 million.

Student loans purchased in 2001 totaled $2,491 million, of which $518 million were CitiAssist Loan purchases, $1,159 million were Consolidation Loan purchases and $814 million were purchases of other FFEL Program loan portfolios. The overall purchases were $1,827 million lower than the 2000 purchases.

The allowance for loan losses balance primarily represents estimated potential losses arising from the risk-sharing provisions of the FFEL and CitiAssist Programs. Most FFEL Program loans submitted for default claim are subject to the 2% risk-sharing provisions of the Act. CitiAssist Loans are subject to risk-sharing costs of 5% in accordance with provisions of an agreement with GIC, the primary insurer of these loans. Certain CitiAssist Loans are not insured against loss. At December 31, 2001 and 2000, the Company held $162.2 million and $91.4 million, respectively, of CitiAssist Loans that did not carry third party insurance. Approximately two-thirds of these uninsured CitiAssist Loans carry risk-sharing agreements with creditworthy universities. The allowance for loan losses balance increased to $3.6 million at December 31, 2001, $0.7 million higher than the $2.9 million balance at December 31, 2000. The increase in allowance for loan losses is primarily attributable to growth in the portion of the student loan portfolio that is in repayment and reached at least 90 days of delinquency.

The Company's return on equity for 2001 was 22.4%, an increase of 3.1% from 19.3% in 2000. The improvement was primarily attributable to increases in net interest income generated by portfolio growth and floor income. See Floor Income on page 4 for further discussion.

Net Interest Income

Net interest income (interest earned from student loans less interest expense on borrowings) for 2001 was $316.5 million, a $58.2 million (23%) increase compared with 2000 net interest income of $258.3 million. The increase is a result of increased floor income and higher interest revenue attributable to the growth in average loans outstanding.

Net interest margin for 2001 was 1.83%, a decline of 0.12% from 1.95% in 2000. The decline was attributable to legislated interest rate reductions as well as the Company's decision to diversify loan sourcing to include loans obtained through non-school distribution channels, specifically the secondary market and third party loan consolidation channels. Loans acquired through these channels generally have lower yields than direct-sourced student loans. Continued participation in these initiatives will depend on market conditions. The impact of the lower yields was partially offset by increased floor income. Net interest margin compression, resulting from the legislated interest rate reductions and premium amortization from secondary market and loan consolidation purchases, is expected to continue.

The Act imposes a 0.5% origination fee on FFEL Program student loan disbursements and an annual fee of 1.05% on the portfolio balance of Federal Consolidation Loans held. In addition, in 1998 the Act reduced the interest rate borrowers pay on Federal Stafford Loan disbursements by 0.8%, of which 0.3% is borne by lenders. These amendments have reduced the interest spread earned on the FFEL Program guaranteed student loan portfolio as new loans with lower yields were added to the portfolio and older, more profitable loans were repaid. As the funding costs have not been similarly reduced, pressure on margins will continue as more loans are originated with lower yields. In addition, the Act may be amended by Congress at any time, possibly resulting in further reductions in FFEL Program loan subsidies and reduced interest margins. Any such amendment could adversely affect the Company's business and prospects. The Company continues to search for ways to take advantage of greater economies of scale. It is pursuing both new and existing marketing programs, including e-commerce, and continues to expand its guarantor relationships and pursue alternative loan products, such as CitiAssist, that are not dependent on federal funding and program authorization.

The following table sets forth the average rates earned on interest earning assets and paid on interest bearing liabilities.

Average Balance Sheet

	2001			2000			1999		
(Dollars in millions)	Balance	Income/ Expense	Rate	Balance	Income/ Expense	Rate	Balance	Income/ Expense	Rate
Average insured student loans	$17,297	$1,152	6.66%	$13,226	$1,093	8.26%	$9,407	$720	7.65%
Average non-interest earning assets	386			374			279		
Total average assets	**$17,683**			**$13,600**			**$9,686**		
Average interest bearing liabilities	$16,849	$ 835	4.96%	$12,890	$ 835	6.48%	$9,053	$494	5.46%
Average non-interest bearing liabilities	230			166			141		
Average equity	604			544			492		
Total average liabilities and equity	**$17,683**			**$13,600**			**$9,686**		
Net interest margin	**$17,297**	**$ 317**	**1.83%**	**$13,226**	**$ 258**	**1.95%**	**$9,407**	**$226**	**2.40%**
Average 91-day Treasury Bill rate at the final auction date before June 1st for Stafford reset			3.69%			5.89%			4.62%
Average 52-week Treasury Bill rate at the final auction date before June 1st for PLUS/SLS reset (1)			—			6.38%			4.88%
Weekly average of the 1-year constant maturity Treasury yields for the calendar week ending on or before the proceeding June 26th for PLUS/SLS reset (1)			3.46%			—			—

(1) During 2001, the 52-week Treasury Bill auction was discontinued. It has been replaced by the 1-year constant maturity Treasury yields for purposes of determining certain PLUS/SLS reset rates.

The following table shows the components of the annual changes in net interest income.

Rate/Volume Analysis

(Dollars in millions)	2001 COMPARED TO 2000			2000 COMPARED TO 1999		
	INCREASE (DECREASE) DUE TO CHANGE IN:			INCREASE (DECREASE) DUE TO CHANGE IN:		
	Volume	Rate(a)	Net(b)	Volume	Rate(a)	Net(b)
Interest earning assets	$296.4	($238.5)	$57.9	$312.0	$ 61.8	$373.8
Interest bearing liabilities	222.4	(222.7)	(0.3)	236.6	104.7	341.3
Net interest earnings	$ 74.0	($ 15.8)	$58.2	$ 75.4	($ 42.9)	$ 32.5

(a) Changes in rates for interest bearing liabilities refer to fluctuations in Federal Funds, LIBOR and Treasury Bill indices.

(b) Rate/volume variance is allocated based on the percentage relationship of changes in volume and changes in rate to the absolute dollar amount of changes in each.

Special Allowance Income

Most FFEL Program loans originated prior to July 23, 1992 have fixed interest rates. Those issued subsequent to July 23, 1992 have variable rates. Most FFEL Program loans also qualify for the federal government's special allowance payment ("SAP"). Whenever the stated interest rates on these FFEL Program loans provide less than prescribed rates of return, as defined by the Act, the federal government makes a SAP, which increases the lender's loan yield by markups ranging between 1.74 and 3.50 percentage points per annum, over a base rate tied to either the 91-day Treasury Bill auction yield or the 90-day Commercial Paper rate, depending on the loan's origination date.

Floor Income

As indicated above, whenever the stated interest rates on qualifying FFEL Program loans provide less than prescribed rates of return, as defined by the Act, the federal government pays a SAP, which increases the loan yield to lenders. In periods of declining interest rates, the stated fixed borrower rates, which are subject to various annual reset provisions, become, in effect, interest rate floors. Floor income is generally available in declining short-term interest rate environments when the Company's cost of funds declines while this borrower interest rate remains fixed, generating net interest margin in excess of the expected spread. Depending on the manner in which the Company's assets are funded, the Company may earn net interest margin spreads, which include floor income, on portions of its portfolio until the date the borrower interest rate is reset, which occurs annually for the majority of the Company's loans. The Company's floor income significantly declines in periods when prevailing 91-day Treasury Bill rates exceed 5%. The Company earned $35.9 million of floor income in 2001, compared to $0.5 million in 2000 when short-term interest rates were higher.

Fee and Other Income

For 2001, the Company generated fee and other income of $10.6 million, a $4.2 million increase from 2000. This increase is attributable primarily to a $4.0 million increase in late fees as a result of commencement of charging late fees on a portion of the portfolio.

Operating Expenses

Operating expenses for 2001 were $91.8 million, or 0.53% of average insured student loans. For 2000, operating expenses were $79.6 million or 0.60% of average insured student loans. The $12.2 million (15%) increase in operating expenses is primarily attributable to increases in sales and technology investments, as well as higher external servicing costs incurred to maintain the larger loan portfolio. The 0.07% improvement in the expense ratio was primarily driven by leveraging the Company's infrastructure to support asset growth, partially offset by increased investments in sales and technology.

Income Taxes

The Company's 2001 income tax provision of $92.6 million was $18.0 million (24%) higher than the 2000 income tax provision of $74.6 million. The increase was primarily attributable to a 27% increase in income before income taxes, as compared to the prior year.

The Company had net deferred income tax liabilities of $93.9 million at December 31, 2001, compared to $47.7 million at December 31, 2000. The deferred income tax liabilities primarily resulted from temporary differences related to deferred loan origination and procurement costs. These costs have increased significantly over the past few years due to increased purchased loan volume. See Notes 1 and 10 to the financial statements for further discussion.

The Company's effective tax rates were 40.63% for 2001, 41.55% for 2000 and 41.66% for 1999.

2000 Compared to 1999

The Company's 2000 net income was $104.9 million ($5.24 basic earnings per common share), up $15.4 million (17%) from 1999 net income of $89.5 million ($4.47 basic earnings per common share). The increase in net income was primarily attributable to higher net interest income as a result of portfolio growth generated by loan originations, secondary market loan activities and third party loan consolidation marketing.

At December 31, 2000, the Company's student loan portfolio reached $15.8 billion, an increase of $4.9 billion (45%) from the December 31, 1999 balance. The increase in loans outstanding was due primarily to new FFEL Program loan disbursements of $2.2 billion and portfolio purchases of $4.3 billion during 2000, partially offset by loan repayments and loan sales. FFEL Program Stafford and PLUS disbursements of $1,856 million for 2000 were up $151 million (9%) from 1999. Disbursements also included Loan Consolidations of $352 million in 2000, an increase of $74 million (27%) from 1999. In addition, the portfolio balance at year-end 2000 included purchased loans originated through the CitiAssist Program of $677 million, excluding the premium on the purchases. The balance of CitiAssist Loans at December 31, 2000 was $329 million more than at the prior year-end.

Allowance for loan losses at December 31, 2000 was $2.9 million, $0.9 million lower than the balance at the end of 1999. The decrease in allowance for loan losses was primarily attributable to the adoption in 2000 of the Federal Financial Institutions Examination Council's ("FFIEC's") revised Uniform Retail Classification and Account Management Policy, which provided guidance on the reporting of delinquent consumer loans and the timing of associated charge-offs. Since the Company's current charge-off policies were generally consistent with the revised FFIEC policy statement, there was no material change in the loan loss provision due to its adoption. However, risk-sharing charge-offs, which are offset against the allowance for loan losses, increased by approximately $1.6 million due to the adoption of the policy statement.

Net interest income was $258.3 million for 2000, compared with 1999 net interest income of $225.8 million. The $32.5 million (14%) increase primarily resulted from higher interest revenue attributable to the growth in average loans outstanding. Net interest margin for 2000 decreased to 1.95% from 2.40% in 1999. More than half of the decline was attributable directly to the Company's decision to diversify loan sourcing to include loans obtained through non-school distribution channels, specifically the secondary market and third party loan consolidation channels. Loans acquired through these channels generally have lower yields than student loans sourced directly through school lender lists. The significant increase in loans acquired through indirect channels since the third quarter of 1999 resulted in a decline of 0.25% in the net interest margin for 2000. The remainder of the margin decline is attributable to the addition of new FFEL Program loans to the portfolio at the legislated lower lender yields along with higher funding rates during the second and third quarters of 2000.

Operating expenses were $79.6 million (or 0.60% of average student loans) for 2000, compared to $71.8 million (or 0.76% of average student loans) for 1999. The $7.8 million (11%) increase in 2000 operating expenses was due primarily to higher affiliate and external loan servicing fees incurred to service the significantly larger loan portfolio. The 0.16% improvement in the expense ratio was primarily attributable to growth in assets not requiring a commensurate growth in the Company's infrastructure.

Related Party Transactions

CNYS owns 80% of the Company's outstanding common stock. CNYS and other affiliates of Citigroup have entered into a number of significant transactions with the Company through intercompany agreements. The Company believes that the terms of these agreements are no less favorable to the Company than those that could be obtained from unaffiliated third parties.

The Company's loan portfolio primarily consists of student loans originated under the FFEL Program, through a trust agreement with CNYS. The majority of the Company's loan originations and servicing is performed through the provisions of intercompany agreements with affiliates of Citigroup. The Company incurred charges of $32.3 million, $28.0 million and $28.8 million pursuant to these agreements in 2001, 2000 and 1999, respectively.

In addition, the Company holds a portfolio of alternative loans, primarily CitiAssist Loans. CitiAssist Loans are originated by CNYS, but serviced by the Company. Expenses incurred by the Company to underwrite, disburse and service these loans for CNYS are reflected in a service fee, which the Company charges to CNYS based on the provisions of an intercompany agreement. Amounts paid by CNYS pursuant to this agreement amounted to $5.6 million, $4.0 million and $3.6 million in 2001, 2000 and 1999, respectively. The loans are purchased at a premium by the Company at a mutually agreed upon time after the final disbursement is made. Loan premiums are amortized as yield adjustments over the average life of a CitiAssist Loan. As of December 31, 2001 and 2000, the Company's CitiAssist Loan portfolio was $1,127.1 million and $677.0 million, respectively, excluding premiums on the purchases.

The Company's short- and long-term borrowings of $17.6 billion and $15.4 billion at December 31, 2001 and 2000, respectively, were borrowed from CNYS under the terms of an Omnibus Credit Agreement, which provides for a $20 billion total credit limit. Interest expense of $835.1 million, $835.5 million and $496.0 million was incurred under the agreement in 2001, 2000 and 1999, respectively.

The Company shares with CNYS 50% of the deferred tax assets resulting from the payments made to CNYS by the Company in November 1992 in exchange for the transfer of assets to the Company and the execution of a noncompetition agreement.

Certain services, including facilities procurement, employee benefits, data processing, telecommunications, payroll processing and administration, and others, have been provided under agreements with CNYS and other Citigroup affiliates. Such expenses are assessed based on actual usage or using other allocation methods, which, in the opinion of management, approximate actual usage. Management believes that the terms of these agreements are no less favorable to the Company than those that could be obtained from unaffiliated third parties. The Company was charged $13.8 million, $12.6 million and $9.2 million for these services pursuant to intercompany agreements in 2001, 2000 and 1999, respectively. See Note 8 to the financial statements for further information.

Regulatory Impacts

See a discussion of the regulations to which the Company's student loan portfolios are subject and their impact on the Company at Notes 1, 2 and 14 to the financial statements.

Risk Management

Risk management is an important business objective of the Company. The Company actively manages market, credit and operating risks.

Market risk encompasses both liquidity risk and price risk. Liquidity risk is the risk that an entity may be unable to meet a financial commitment to a customer, creditor or investor when due. Price risk is the risk to earnings that arises from changes in interest rates. Market risk is managed through the Company's Asset/Liability Management Committee ("ALCO"). ALCO reviews the current and prospective funding requirements and makes recommendations to management. Also, the Company periodically reviews expectations for the market and sets limits as to interest rate and liquidity risk exposure.

The Company manages credit risk by maintaining risk-sharing agreements with servicers performing certain underwriting and collection operations and by ensuring that the Company's interest rate swap agreements, if any, are entered into only with those counterparties having investment-grade external credit ratings. Also, for each of its loan products the Company prepares annual credit programs, which are approved by senior management and include detailed risk analysis by loan type. In addition, the Company is periodically reviewed by Citigroup Audit and Risk Review teams to monitor portfolio quality and processing compliance and is also subject to annual Department-mandated independent compliance reviews of its FFEL Program student loan portfolio. Credit risk is minimized by the federal guarantees maintained on its FFEL Program student loan portfolios and by the credit loss insurance carried on a significant portion of its alternative loan portfolio. The Company purchases alternative loan credit loss insurance from an investment-grade insurance company.

Operating risks are those risks arising from servicing defects that could potentially result in losses to the guaranteed student loan portfolio. FFEL Program loans that are not originated or serviced in accordance with Department regulations risk loss of guarantee or interest penalties. The Company manages operating and credit risks by conducting compliance and process reviews of the Company's loan servicers and through contractual remedies for losses incurred due to servicing errors.

In addition, the Company is subject to operating risk resulting from the servicing of a substantial portion of its loan portfolio by one servicer, an affiliated company. The Company believes that its policies, procedures, servicer reviews and contractual remedies mitigate this risk. Furthermore, the Company currently maintains servicing agreements on portions of its portfolio with several other servicers, each capable of providing servicing to additional portions of the portfolio, if needed. In addition, most of these loans, subject to certain risk-sharing provisions, are guaranteed against loss by either FFEL Program guaranty agencies, reinsured by the federal government, or an alternative loan third party insurer.

The Company's FFEL Program guaranteed loan portfolio is subject to regulatory risk in the form of reduced interest subsidies and increased origination costs. Legislation and the reauthorization process have reduced the net interest margin earned by lenders.

Market Risk

The Company's primary market risk exposure results from fluctuations in the spreads between the Company's borrowing and lending rates, which may be impacted by shifts in market interest rates. The Company may use interest rate swap agreements and other hedge instruments to manage interest rate risk in response to changing market conditions and to change the characteristics of the related underlying liabilities. When the interest rate characteristics of particular liabilities closely match the characteristics of the assets they fund, hedging activities may not be required. During all of 2001 and 2000, the Company had no interest rate swap agreements outstanding. Additional information about interest rate swap agreements is located in Note 11 to the financial statements.

Market risk is measured using various tools, including Earnings-at-Risk. The Earnings-at-Risk calculation seeks to determine the effect that shifts in interest rates are expected to have on net interest margin in future periods. The Company prepares Earnings-at-Risk calculations to measure the discounted pre-tax earnings impact over a preset time span of a specified upward and downward shift in the interest rate yield curve. The Earnings-at-Risk calculation, a static and passive measurement that excludes management's future responses to prospective changes in market interest rates, reflects the repricing gaps in the position as well as option positions, both explicit and embedded in the loan portfolio. Earnings-at-Risk is calculated by multiplying the gap between interest sensitive items, including assets, liabilities and derivative instruments, by a 100 basis point change in the yield curve.

The Earnings-at-Risk calculation measures the Company's position at one point in time. As indicated in the table below, as of December 31, 2001, a 100 basis point increase in the interest yield curve would have a potential positive impact on the Company's pre-tax earnings of approximately $13.6 million for 2002 and a potential negative impact of approximately $104.8 million for all of the years thereafter. A 100 basis point decrease in the interest yield curve as of December 31, 2001 would have a potential negative impact on the Company's pretax earnings of approximately $13.6 million in 2002 and a potential positive impact of approximately $104.8 million for all of the years thereafter. The increase in the 2001 year-end Earnings-at-Risk calculations, compared to the previous year-end, was due to the interest rate environment at December 31, 2001, as floor income became a significant factor in the calculations.

Earnings-at-Risk (on pre-tax earnings)

	December 31, 2001			December 31, 2000		
	2002	Thereafter	Total	2001	Thereafter	Total
(Dollars in millions)						
One hundred basis point increase	$13.6	($104.8)	($91.2)	$17.9	($19.9)	($ 2.0)
One hundred basis point decrease	(13.6)	104.8	91.2	3.1	32.5	35.6

In addition, the Company has significantly greater exposure to uneven shifts in interest rate curves (i.e., the Treasury Bill to LIBOR rate spreads). The Company, through its ALCO, actively manages these risks by setting Earnings-at-Risk limits and takes the appropriate actions if interest rates move against the existing structure.

Liquidity and Capital Resources

The Company's primary funding needs are those required to finance its loan portfolio and meet its cash requirements for new loan originations and Company operating expenses. The Company's expenditures for software developed for internal use totaled $7.5 million and $6.3 million in 2001 and 2000, respectively, and were immaterial in 1999. In those periods, the Company made no material capital expenditures, other than software developed for internal use and personal computers and peripheral equipment, and has no commitments to incur material capital expenditures in the future.

The Company's cash used for investing activities, primarily consisting of disbursements and purchases of loans, amounted to $2,531.9 million in 2001, $4,955.8 million in 2000 and $2,242.4 million in 1999. Investing activities were financed in 2001, 2000 and 1999 primarily through the utilization of available short- and long-term credit lines. New borrowings, net of repayments, at December 31, 2001 and 2000, increased $2,194.0 million and $4,855.7 million, respectively, compared to borrowings outstanding a year ago from those dates.

The Company's future cash needs will depend primarily on the volume of new loan disbursements and purchases as well as the cash provided (or used) by operating activities. The Company expects new loan disbursements and purchases volumes to continue to be funded primarily through additional borrowing.

The Company's primary contractual obligations are indicated in the chart below:

Contractual Obligations

(Dollars in thousands)	Total	Due in 1 Year or Less	Due in 1-2 Years	Due in 2-3 Years	Due after 3 Years
Long-term debt	$2,257,000	$ 57,000	$2,200,000	$ —	$ —
Operating lease commitments	7,221	1,666	1,572	1,404	2,579
Loan forward purchase obligations	444,718	444,718	—	—	—
Loan commitments	563,124	563,123	1	—	—
Forward funding commitments	4,350,000	1,300,000	1,750,000	1,300,000	—
Total contractual cash obligations	**$7,622,063**	**$2,366,507**	**$3,951,573**	**$1,301,404**	**$2,579**

The Company carefully weighs interest rate risk in choosing between funding alternatives. It currently meets its funding requirements through credit facilities provided by CNYS. The Company's credit agreement with CNYS, which expires on December 31, 2004, presently provides for a maximum aggregate credit limit for combined short- and long-term borrowings of $20.0 billion. At December 31, 2001, $2.4 billion of the credit facility was available for additional future short- and long-term borrowings.

The Company continues to consider alternative sources of funding, including securitization, and can securitize up to $3.0 billion of student loans under a related shelf registration statement.

Management currently considers liquidity and capital to be sufficient to meet the Company's anticipated requirements for the next twelve months.

Student Loans

The Company's portfolio is comprised primarily of loans originated through the FFEL Program. These loans consist of subsidized Federal Stafford Loans, unsubsidized Federal Stafford Loans, PLUS Loans and Federal Consolidation Loans. The Company also owns a portfolio of Health Education Assistance Loans ("HEAL" Loans), comprised of guaranteed student loans in designated health professions under a federally insured loan program administered by the U.S. Department of Health and Human Services. Although no new loans are being originated under this program, the Company has pursued acquisition of HEAL Loans from other holders.

The Department administers the FFEL Program under Title IV of the Act. In order to comply with the provisions of the Act, all of the Company's FFEL Program loans are held, and all new FFEL Program loans are originated, by the Company through a trust established solely for the benefit of the Company. An institution, such as the Company, that does not fall within the Act's definition of "eligible lender" may hold and originate FFEL Program loans only through a trust or similar arrangement with an eligible lender. The Company's trust agreement is with CNYS, a New York State bank, which qualifies as an eligible lender under the provisions of the Act.

The Company's portfolio also contains loans originated through alternative loan programs, primarily CitiAssist. Alternative loan programs are available for students who either do not qualify for government student loan programs or need additional financial assistance beyond that available through government programs. Alternative loans are offered based on the borrower's or co-signer's creditworthiness, in addition to financial need as established by the educational institution. Most are insured by a private insurer.

The Company also participates in the secondary student loan market through purchases of loans that consist of subsidized Federal Stafford Loans, unsubsidized Federal Stafford Loans, PLUS Loans and HEAL Loans. The Company also makes Consolidation Loan disbursements through third party marketing channels. Loans acquired through these channels generally have lower yields than student loans sourced through school lender lists.

Origination of FFEL Program Loans

In the years ended December 31, 2001 and 2000, the Company originated $2.4 billion and $2.2 billion, respectively, of FFEL Program loans. The Company's main sources of borrowers include referrals from financial aid administrators, repeat borrowers, Internet leads and college fair participants.

A student must attend an eligible educational institution in order to participate in the FFEL Program. The eligible institutions can be divided into three categories: four-year colleges and universities, two-year institutions and proprietary (vocational) schools. In addition to other criteria, school eligibility is determined by the default rate on guaranteed loans to its students. Under the Act, eligible lenders, subject to certain restrictions, may choose not to make loans to students attending certain schools, defined by school type, geographic location or default experience.

For Stafford Loans, the student and school complete a Master Promissory Note and send it either to the Company or directly to the guaranty agency ("guarantor"). For PLUS Loans, the school, parent and student complete a combined application/promissory note. Both the guarantor and the Company must approve the loan request. Upon guarantor approval, it sends a notice of guarantee to the Company. After receiving the notice of guarantee, the Company makes disbursements of the loan directly to the school and sends a disclosure statement to the borrower confirming the terms of the loan.

In November 2001, the Company began originating loans under "blanket guarantee" agreements with certain guarantors, under which the Company can originate a loan without individual guarantor loan approval on that loan and still retain the guarantee.

Seasonality

Origination of student loans is generally subject to seasonal trends, which correspond to the beginning of the school year. Student loans are disbursed as directed by the school and are usually divided into two or three equal disbursements released at specified times during the school year. The two periods of August through October and December through February account for approximately 75% of the Company's total annual disbursements. While applications and disbursements are seasonal, the Company's earnings are generally not tied to this cycle. Due to the Company's portfolio size, new disbursements or run-off for any given month will not materially change the net interest earnings of the portfolio.

Marketing

Unlike many other lenders, the Company has a policy of holding and servicing the majority of the loans it directly originates through school channels. Management believes that this policy makes the repayment process easier for the borrower and gives the Company a marketing advantage with potential borrowers and financial aid administrators ("FAAs"). The Company attributes its growth primarily to its emphasis on providing service to FAAs, offering competitive and innovative products that meet the needs of schools and students, expansion of marketing channels through electronic commerce and its employment of a focused marketing and sales team.

Management believes that FAAs are one of the most important influences on lender selection. An FAA, in order to streamline the financial aid process and promote competition, may develop a list of preferred lenders that students may utilize. Accordingly, the Company focuses marketing efforts on meeting the needs of FAAs by offering a variety of products and services that help FAAs aid students in financing their education. The Company's account managers service the financial aid community and assist FAAs by resolving problems and issues, providing updates on the Company's programs and supplying information for students.

The Company has made advancements in and expects to continue to develop its electronic commerce initiatives. The Company's main Web site, *www.studentloan.com*, as well as its other proprietary Web sites, *www.citiassist.com* and *www.faaonline.com*, provide useful information and online functionality for both students and FAAs. The *www.studentloan.com* Web site has been redesigned with enhanced features, making it even easier to use and improving its functionality. Development of online application and approval capabilities has contributed to the growth of the private loan CitiAssist product. The Company also plans to introduce the ability to make payments online in early 2002.

Enhancements were made to the online servicing platform of *www.studentloan.com*, providing borrowers with the ability to self-service their accounts, view statements and choose repayment options online. The Company plans to introduce electronic signature to *www.studentloan.com's* Stafford and PLUS online application systems in early 2002, enabling a convenient, completely paperless application process.

A lender can lose eligibility to participate in the FFEL Program if it does not comply with certain rules specified in the Act. Lenders are prohibited from offering points, premiums, payments or other inducements, directly or indirectly, to any educational institution, guarantor or individual in order to secure loan applications. Lenders may not offer loans as an inducement to a prospective borrower, either directly or indirectly, to purchase insurance policies or other products. Also, a lender may not conduct unsolicited mailings of FFEL Program student loan applications to students who have not previously received student loans from that lender. In addition, lenders may not engage in fraudulent or misleading advertising.

The Company's borrowers are students and parents from all 50 states, the District of Columbia and the U.S. territories. Approximately one-half of the Company's loan portfolio is comprised of loans made to or on behalf of students from New York and California.

Competition

The student loan industry is highly competitive and the Company competes with thousands of eligible lenders. The Company is one of the nation's largest originators of FFEL Program loans and has been increasing its market share for almost a decade. As a large participant in the student loan industry, the Company has been able to leverage economies of scale to partially mitigate regulatory changes and increase market share over most competitors. The Company competes by offering a full array of FFEL Program and private loan products. In addition, unlike many other lenders, the Company has a policy of holding and servicing the majority of the loans that it directly originates through school channels.

The Company is the nation's second largest holder of FFEL Program loans. Sallie Mae, the largest holder, has a portfolio that is several times larger than the Company's. When Sallie Mae began originating loans on its own behalf, it became a direct competitor of the Company. The Company also competes directly with Sallie Mae and other secondary markets in making loan purchases.

The Federal Direct Student Lending ("FDSL") Program, which also provides loans to students and parents, has, by its existence, reduced the origination volume available for FFEL Program loans. Currently, the FDSL Program accounts for approximately 35% of federal student loan program originations (exclusive of the Perkins Loan Program). In November 2000, the Company, together with a number of other FFEL Program participants, filed a legal action against the Secretary of Education in the United States District Court for the District of Columbia seeking a declaratory judgment that certain actions of the Department are in violation of the Higher Education Act and the Administrative Procedures Act and enjoining the Department's preferential treatment of the FDSL Program over private FFEL Program lenders. The action remains pending.

FFEL Program Guaranty Agencies

The Company is insured on its portfolio of FFEL Program loans as to principal and interest in the case of a borrower's default, death, disability, bankruptcy, closed school or unpaid school refund. The coverage is provided by certain state or non-profit guaranty agencies ("guarantors"), which are reinsured by the federal government. The Act provides that guarantors have contractual rights against the federal government to receive reinsurance in accordance with its provisions.

If a guarantor's administrative or financial condition falls below specified levels or the Secretary of Education determines that the guarantor is in danger of financial collapse, the Secretary of Education is authorized to undertake specified actions to assure the continuance of claim payments, including the transfer of guarantees to another guarantor or paying claims directly to lenders. To date, all claims filed by the Company that had been approved for payment by guarantors have been paid.

Collections and Claims

Certain requirements need to be met in order to maintain the government guarantee coverage described above. These requirements specify school and borrower eligibility criteria and establish servicing requirements and procedural guidelines. The Company's collections department, or that of its servicers, begins contact in the event of payment delinquency shortly after delinquency occurs and continues prescribed collection efforts through mailings, telephone contact and skip tracing, as needed.

At prescribed times, the Company requests collection assistance from the relevant guarantor before submitting a claim. These requests serve to notify the guarantor of seriously delinquent accounts before claim and permit the guarantor to make additional attempts to collect on the loan. If a loan is rejected for claim payment by a guarantor due to a violation of FFEL Program due diligence collection requirements, the collection department resumes working the account for payment and/or institutes a process to reinstate the guarantee.

Generally, loans that are 270 days past due are considered to be in default. Claims must be filed with the guarantor no later than the 360th day of delinquency or loss of guarantee could occur.

In addition to due diligence collection violations, a claim may be rejected by a guarantor under certain other circumstances, including, for example, if a claim is not timely filed, adequate documentation is not maintained or the loan is improperly serviced. Once a loan ceases to be guaranteed, it is ineligible for interest and special allowance benefits.

Rejected claims may be "cured", involving reinstatement of the guarantee, and may receive reinstated interest and special allowance benefits when the lender locates the borrower in a case involving a timely claim filing violation or by obtaining a payment or a new signed repayment agreement from the borrower in the case of certain collection due diligence violations. In 2001, the Company was able to cure approximately 70% of all rejected claims. For rejected claims, the Company allows a full four months for the collections department or servicers to work the accounts in attempts to effect cures before they are written off as operating losses. Operating losses were immaterial in 2001 and 2000. Interest penalties may be assessed by guarantors for certain violations of the due diligence requirements even though the remainder of a claim may be paid. Examples of errors that cause interest penalties include isolated missed collection calls or failures to send collection letters as required.

The rate of FFEL Program student loan defaults tends to be higher than default rates for other consumer loans, especially among students at proprietary schools. In an effort to reduce the default rates, revised eligibility requirements for schools, which include default rate limits, have been implemented by the Department. In order to maintain eligibility in the FFEL Program, schools must maintain default rates below specified thresholds, and both guarantors and lenders are required to ensure that loans are made to students attending schools that meet default criteria. Accordingly, the Company has procedures designed to assure that it lends only to students attending institutions that meet the Act's default limits.

The Company's CitiAssist Loans, which incorporate credit screening and may require a co-signer, have significantly lower default rates than government-guaranteed loans.

Quality and Regulatory Reviews

The Company recognizes the importance of maintaining compliance with Department and guarantor regulations and reporting requirements. Accordingly, the Company has implemented policies and procedures to monitor and review ongoing processes that have an impact on, or may jeopardize, a loan guarantee or lender eligibility. An affiliate of the Company that services most of the Company's student loan portfolio also performs regular ongoing compliance reviews at its facility.

The Company also has a formal quality assurance program that monitors and measures performance and customer satisfaction levels. In addition, the Company's Operations Audit staff monitors quality assurance throughout the business. These quality assurance reviews include, but are not limited to, reviews of loan origination, due diligence and disbursement processes, including work performed to ensure adherence to regulatory requirements. Also, individual departments perform self reviews on a risk-based frequency. These reviews are done to ensure compliance with the federal, guarantor and corporate policies/procedures, as well as to identify areas needing process or control improvements.

Regulations of the Department authorize it to limit, suspend or terminate lenders from participation in the FFEL Program, as well as impose civil penalties if lenders violate program regulations. The Department conducts frequent on-site audits of the Company's student loan servicing activities. Guarantors conduct similar audits on a biennial basis. During 2001, the Company was audited by four guarantors and a third party insurer. In addition, an independent compliance review, as required by the Department, was conducted of the Company's FFEL Program student loan portfolio. None of the audits conducted during 2001 disclosed any material audit exceptions.

Historically, the student loan industry has been subject to extensive regulatory and reporting requirements, concentrated primarily in the areas of loan servicing and due diligence. Both the Department and the guarantors have established stringent servicing requirements that the lender must meet and have developed audit criteria that the lender must pass in order to receive guarantee benefits.

Also, as an operating subsidiary of a New York State bank, the Company is subject, in general, to examination and supervision by the New York State Banking Department and the Federal Deposit Insurance Corporation. The Company is subject to the New York Banking Law and the Federal Deposit Insurance Act, which restrict affiliate transactions and limit the permissible investment and business activities in which an operating subsidiary of a bank may engage.

Employees

At December 31, 2001, the Company had approximately 360 employees, none of whom was covered by a collective bargaining agreement.

Properties

The Company's headquarters are maintained in Stamford, CT. Other facilities in Pittsford, NY, accommodating primarily the accounting, school servicing and technology employees, are maintained under the provisions of an affiliate agreement, which provides for a seven-year lease term expiring in February 2007.

Legal Proceedings

This section describes the major pending legal proceedings, other than ordinary routine litigation incidental to the business, to which the Company is a party or to which any of its property is subject.

In February 2000, three stockholders' derivative complaints, captioned *Alan Kahn v. Citigroup Inc., Kenneth Steiner v. Citigroup Inc.,* and *Katherine F. Petty v. Citigroup Inc.,* were filed in the Delaware Court of Chancery against the Company and its directors (as well as Citigroup and certain subsidiaries). The complaints allege, among other things, that defendants breached their fiduciary duties by engaging in a series of self-dealing transactions that are unfair to the Company and a waste of corporate assets. Plaintiffs assert that Citigroup will continue to self-deal to benefit itself and further depress the price of the Company's outstanding public stock so that it can acquire the stock at a depressed price in the future.

Each complaint seeks various forms of relief, including unspecified monetary damages, rescission of certain contracts and transactions, and declaratory and injunctive relief prohibiting Citigroup and its subsidiaries from engaging in further self-dealing with the Company and requiring Citigroup and its subsidiaries to conduct all future business with independent directors and officers of the Company. In April 2000, the Delaware Court of Chancery consolidated the three complaints for all purposes under the caption *In re The Student Loan Corp. Derivative Litigation* and designated the *Alan Kahn v. Citigroup Inc.* complaint as the operative pleading. On July 26, 2001, the Company and its directors (as well as Citigroup) filed motions to dismiss the consolidated complaint and to stay discovery. On January 8, 2002, the Delaware Court of Chancery granted in part and denied in part defendants' motions, allowing the breach of the duty of loyalty claim to proceed. Discovery is ongoing.

In the ordinary course of business, the Company is also involved in various legal proceedings incidental to and typical of the business in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these proceedings would not be likely to have a material adverse effect on the results of the Company's operations, financial condition or liquidity.

INDEPENDENT AUDITORS' REPORT

**The Board of Directors and Stockholders of
The Student Loan Corporation:**

We have audited the accompanying balance sheets of The Student Loan Corporation as of December 31, 2001 and 2000 and the related statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Student Loan Corporation as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
January 17, 2002

Statements of Income

(Dollars in thousands, except per share amounts)	2001	2000	1999
	YEARS ENDED DECEMBER 31		
REVENUE			
Interest income (note 2)	$1,151,632	$1,093,728	$719,949
Interest expense (notes 4, 5 and 8)	835,115	835,465	494,167
Net interest income	316,517	258,263	225,782
Less provision for loan losses (note 2)	(7,324)	(5,587)	(4,487)
Net interest income after provision for loan losses	309,193	252,676	221,295
Fee and other income (note 8)	10,599	6,365	3,794
Total revenue, net	319,792	259,041	225,089
OPERATING EXPENSES			
Salaries and employee benefits (notes 8 and 9)	21,474	18,154	23,031
Other expenses (notes 7 and 8)	70,330	61,446	48,732
Total operating expenses	91,804	79,600	71,763
Income before income taxes	227,988	179,441	153,326
Income taxes (note 10)	92,627	74,560	63,868
Net income	**$ 135,361**	**$ 104,881**	**$ 89,458**
Basic earnings per common share (note 13)	**$ 6.77**	**$ 5.24**	**$ 4.47**

See accompanying notes to financial statements.

Balance Sheets

(Dollars in thousands, except per share amounts)	2001	2000
	DECEMBER 31	
ASSETS		
Student loans (note 2)	$18,236,966	$15,774,291
Less allowance for loan losses (note 2)	(3,584)	(2,872)
Student loans, net	18,233,382	15,771,419
Cash	1,222	323
Other assets (note 3)	482,492	471,489
Total Assets	$18,717,096	$16,243,231
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Short-term borrowings (note 4)	$15,383,800	$12,332,804
Long-term borrowings (note 5)	2,200,000	3,057,000
Payable to principal stockholder (note 10)	7,282	9,551
Deferred income taxes (note 10)	93,908	47,656
Other liabilities (note 6)	380,404	223,958
Total liabilities	18,065,394	15,670,969
Stockholders' Equity		
Preferred stock, par value $0.01 per share; authorized 10,000,000 shares; no shares issued or outstanding	—	—
Common stock, par value $0.01 per share; authorized 50,000,000 shares; 20,000,000 shares issued and outstanding	200	200
Additional paid-in capital	134,851	134,772
Retained earnings	516,651	437,290
Total stockholders' equity	651,702	572,262
Total Liabilities and Stockholders' Equity	$18,717,096	$16,243,231

See accompanying notes to financial statements.

Statements of Stockholders' Equity

(Dollars in thousands, except per share amounts)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 1998	$200	$134,380	$329,951	$464,531
Net income	—	—	89,458	89,458
Dividends declared, $1.95 per common share	—	—	(39,000)	(39,000)
Other	—	143	—	143
Balance at December 31, 1999	200	134,523	380,409	515,132
Net income	—	—	104,881	104,881
Dividends declared, $2.40 per common share	—	—	(48,000)	(48,000)
Other	—	249	—	249
Balance at December 31, 2000	200	134,772	437,290	572,262
Net income	—	—	135,361	135,361
Dividends declared, $2.80 per common share	—	—	(56,000)	(56,000)
Other	—	79	—	79
Balance at December 31, 2001	**$200**	**$134,851**	**$516,651**	**$651,702**

See accompanying notes to financial statements.

Statements of Cash Flows

	Years Ended December 31		
	2001	2000	1999
(Dollars in thousands)			
Cash Flows from Operating Activities:			
Net income	**$ 135,361**	$ 104,881	$ 89,458
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	**56,471**	33,802	10,442
Provision for loan losses	**7,324**	5,587	4,487
Deferred tax provision	**46,252**	71,981	7,611
(Increase) in accrued interest receivable	**(16,220)**	(149,747)	(66,433)
Decrease (increase) in other assets	**11,332**	(4,825)	(6,811)
Increase (decrease) in other liabilities	**154,256**	86,482	(73,147)
Net cash provided by (used in) operating activities	**394,776**	148,161	(34,393)
Cash Flows from Investing Activities:			
Disbursements of loans	**(2,428,457)**	(2,207,797)	(1,982,929)
Purchase of loans	**(2,491,422)**	(4,318,104)	(1,540,706)
Sale of loans	**509,084**	301,983	246,434
Repayment of loans	**1,887,143**	1,275,114	1,035,343
Capital expenditures on equipment and computer software	**(8,221)**	(7,028)	(550)
Net cash used in investing activities	**(2,531,873)**	(4,955,832)	(2,242,408)
Cash Flows from Financing Activities:			
Net increase in borrowings with original maturities of one year or less	**3,158,996**	4,955,743	3,304,015
Proceeds from long-term borrowings	**2,200,000**	—	3,684,000
Repayments of long-term borrowings	**(3,165,000)**	(100,000)	(4,672,000)
Dividends paid to stockholders	**(56,000)**	(48,000)	(39,000)
Net cash provided by financing activities	**2,137,996**	4,807,743	2,277,015
Net increase in cash	**899**	72	214
Cash – beginning of period	**323**	251	37
Cash – end of period	**$ 1,222**	$ 323	$ 251
Supplemental Disclosure:			
Cash paid for:			
Interest	**$ 739,292**	$ 727,356	$ 542,446
Net income taxes (refunded)/paid	**$ (5,461)**	$ 51,762	$ 43,167

See accompanying notes to financial statements.

1 SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Student Loan Corporation (the "Company"), through a trust agreement with Citibank (New York State) ("CNYS"), is an originator, holder and servicer of student loans, consisting primarily of loans made in accordance with federally sponsored guaranteed student loan programs. The Company's accounting policies are in conformity with accounting principles generally accepted in the United States of America. The Company's operations are a single segment for financial reporting purposes.

CNYS, a direct wholly-owned subsidiary of Citicorp and an indirect wholly-owned subsidiary of Citigroup Inc., is the largest shareholder of the Company, owning 80% of the Company's outstanding common stock. The accompanying financial statements include expenses for facilities, employee benefits and certain services provided by CNYS and other Citigroup affiliates. Such expenses are assessed based on actual usage or using other allocation methods that, in the opinion of management, approximate actual usage. Management believes that the allocation methods are reasonable and representative of the amounts that such allocated expenses would have cost had the Company operated as an unaffiliated entity. Services currently provided by affiliates are expected to continue as needed.

Certain amounts in the prior years' financial statements have been reclassified to conform with the later years' presentations. Such reclassification had no effect on the results of operations as previously reported.

Use of Estimates

Management has used a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reporting of revenues and expenses for the periods presented in the preparation of the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Loans

Loans primarily consist of student loans originated under the Federal Family Education Loan ("FFEL") Program authorized by the U.S. Department of Education (the "Department") under the Federal Higher Education Act of 1965, as amended, ("the Act"), and are insured by guaranty agencies ("guarantors"). Student loan interest, inclusive of special allowance payments and floor income, if any, is recognized as it is earned. Federally mandated loan origination or lender fees paid on disbursements, as well as other loan origination costs and premiums and discounts on loan portfolio purchases, are deferred and amortized to interest income on a level yield basis over the average life of the student loans in those portfolios. Average life is determined upon consideration of a variety of factors, including customer prepayments and guarantor payments received through the claims process.

The Company also has a portfolio of alternative loans, primarily CitiAssist Loans. Most of these loans are insured against loss by a private insurer or are covered under other risk-sharing agreements.

If the Company files a claim with a guarantor and the guarantor denies payment of the claim, the Company immediately discontinues accruing interest on the defaulted loan. Claim denials on FFEL Program loans can occur for a number of reasons, such as the Company not following appropriate due diligence collection procedures as defined in the guarantor's policies. At the time it is determined that the guarantee cannot be reinstated, the Company charges off the outstanding principal balance to operating expenses and reduces interest income by the amounts of all previously accrued, uncollected interest. These amounts of principal and interest write-offs are not material for the periods presented. The Company continues its attempt to recover the loan balance from either the guarantor or the borrower. Recoveries on loans previously charged off are offset to current operating expenses. Non-interest accruing loans were $0.2 million at both December 31, 2001 and 2000.

Allowance for Loan Losses

Allowance for loan losses primarily represents a reserve for estimated losses on the Company's FFEL Program loan portfolio under the risk-sharing provisions of the Act. Under these provisions, claims on defaulted FFEL Program student loans disbursed on or after October 1, 1993 that are approved for payment by a guarantor are paid net of a risk-sharing loss. The risk-sharing loss on these loans represents 2% of the claimed amount, including both principal and accrued interest.

The allowance also includes estimated losses on CitiAssist Loans. CitiAssist Loans that are insured by Globe Indemnity Company ("GIC"), a subsidiary of Royal & Sun Alliance and a private third party insurer, are subject to risk-sharing losses of 5% of the combined principal and accrued interest balances.

The allowance for loan losses is established via a process that begins with estimates of probable losses inherent in the FFEL Program and CitiAssist portfolios, based upon various statistical analyses. These include migration analyses, in which historical delinquency and credit loss experience is applied to the current aging of the portfolio, together with analyses that reflect current trends and conditions. The estimated losses (net of any risk-sharing) are accrued to the allowance when the student loans reach 90 days of delinquency. Actual losses, including those which arise from claims with guarantors and GIC, are charged against the allowance as they occur.

Income Taxes

The Company is included in the consolidated federal income tax return of Citigroup, and is included in certain combined or unitary state/local income or franchise tax returns of Citicorp/Citigroup or its subsidiaries. While the Company is included in these consolidated, combined or unitary returns, it has agreed to pay to CNYS an amount equal to the federal, state and local taxes the Company would have paid had it filed its returns on a separate company basis and the amount by which the tax liability of any unitary group (of which any Citicorp/Citigroup affiliate other than the Company is a member) is increased by virtue of the inclusion of the Company's activity in the group's unitary return. CNYS has agreed to pay the Company an amount equal to the tax benefit of the actual tax loss of the Company as if the Company filed a separate return and the amount, if any, by which the tax liability of any unitary group (of which any Citicorp/Citigroup affiliate other than the Company is a member) is reduced by virtue of the inclusion of the Company's activity in the group's unitary return.

Deferred income tax assets and liabilities are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns based upon enacted tax laws and rates. The deferred tax asset is recognized subject to management's judgment that these tax benefits will be realized.

Earnings Per Share

Basic earnings per common share is computed by dividing income applicable to common stock (net income after deducting preferred stock dividends, if any) by the weighted-average number of common shares outstanding for the period.

Diluted earnings per common share shows the dilutive effect that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or otherwise resulted in the issuance of common stock and is computed by dividing net income by the weighted-average sum of common shares outstanding and common stock equivalents for the period.

In 2001, 2000 and 1999, the Company had no securities or other contracts to issue Company common stock that could result in dilution.

2 STUDENT LOANS

Student loans consist primarily of loans originated under government-sponsored guaranteed loan programs, principally the FFEL Program and, generally, have repayment terms of between five and ten years. Whenever the stated interest rates on most FFEL Program loans provide less than prescribed rates of return, as defined by the Act, the federal government pays a special allowance payment ("SAP"), which increases the lender's loan yield by markups ranging between 1.74 and 3.50 percentage points per annum, over a base rate tied to either the 91-day Treasury Bill auction yield or the 90-day Commercial Paper rate, depending on the loan's origination date. The federal government generally pays both the SAP, if any, and the stated interest rate on subsidized Federal Stafford loans while the borrower is in school. If the SAP yield is less than the borrower rate, the Company earns interest only at the borrower rate. Borrowers' interest rates are either fixed or variable. Generally, loans originated after July 1992 earn variable interest rates that are reset annually each July 1st. The reset rates are based on an average of either the 91-day Treasury Bill auction yield or the 1-year constant maturity Treasury yields for a specific period immediately preceding the reset date. The borrower rates on Federal Consolidation Loans are fixed and are not subject to the annual reset process.

As indicated above, whenever the stated interest rates on qualifying FFEL Program loans provide less than prescribed rates of return, as defined by the Act, the federal government pays a SAP, which increases the loan yield to lenders. In periods of declining interest rates, the stated fixed borrower rates, which are subject to various annual reset provisions, become, in effect, interest rate floors. Floor income is earned in declining short-term interest rate environments when the Company's cost of funds declines while this borrower interest rate remains fixed, generating net interest margin in excess of the expected spread. Depending on the manner in which the Company's assets are funded, the Company may earn net interest margin spreads, which include floor income, on portions of its portfolio until the date the borrower interest rate is reset, which occurs annually for the majority of the Company's loans. The Company's floor income significantly declines in periods when prevailing 91-day Treasury Bill rates exceed 5%. The Company earned $35.9 million of floor income in 2001, compared to $0.5 million in 2000 when short-term interest rates were higher.

The Company is currently eligible to make the following types of FFEL Program loans: subsidized Federal Stafford, unsubsidized Federal Stafford, Federal Parent Loans to Undergraduate Students ("PLUS") and Federal Consolidation. Subsidized Federal Stafford Loans are generally made to students who pass certain need criteria. Unsubsidized Federal Stafford Loans are designed for students who do not qualify for subsidized Federal Stafford Loans due to parental and/or student income and assets in excess of permitted amounts or whose need exceeds the basic Stafford limit. Federal PLUS Loans are made to parents of students who are dependents. The Federal Consolidation Loan Program allows multiple federal loans, including those of both the FFEL and the Federal Direct Student Loan Programs, to be combined into one single aggregate insured loan. Consolidation Loans may include government-guaranteed loans formerly held by other lenders. Prior to consolidation, any loan balances that are not currently owned by the Company are purchased at face value from the other lenders. A Consolidation Loan is allowed an extended repayment term of up to 30 years, depending on the loan balance. In addition, the Company's portfolio includes Federal Supplemental Loans for Students ("SLS Loans"). SLS Loans were originated prior to July 1994, when new loan disbursements through this program were discontinued. Federal SLS Loans include loans to graduate, professional and independent undergraduate students, and, under certain circumstances, dependent undergraduate students. In 1994, the SLS Program was replaced with an expanded unsubsidized Federal Stafford Loan program.

The Company's loan portfolio includes both new FFEL Program disbursements as well as secondary market and other loan portfolio purchases. Purchased loans may include FFEL Program loans procured at contracted variable premium rates through third-party forward purchase agreements. These agreements obligate the Company to purchase all eligible loans offered for sale and/or originated by the other party. The contractual premium rates on loans purchased through certain of these contracts varies from purchase to purchase, and is tied to either the 91-day Treasury Bill rate or the 90-day Commercial Paper rate. Since these purchased loans are guaranteed by the U.S. Department of Education, credit risk with respect to these loans is immaterial and, generally, is limited to cases of nonperformance by the other party. Nonperformance is minimized by entering into agreements with counterparties having investment-grade external credit ratings. During the years 2001 and 2000, loan portfolios totaling $515 million and $299 million, respectively, were purchased under forward purchase agreements.

The Company's portfolio also contains loans originated through alternative loan programs developed for students who either do not qualify for federal government student loan programs or need additional financial assistance beyond that available through the government programs. Alternative loans are offered based on the borrower's or co-signer's creditworthiness.

The Company's alternative loan portfolio is primarily comprised of its own proprietary loan product, CitiAssist, that provides students another means to meet their educational financing needs. CitiAssist Loans were developed to help close the gap between students' higher education costs and their available financial resources. The loan is prime rate based with FFEL Program repayment characteristics, such as deferment of both principal and interest payments while the student is in school.

In order to comply with certain legal requirements, CitiAssist Loans are originated by CNYS, the Company's principal shareholder. These loans are serviced by the Company or a related party servicer. Expenses incurred by the Company to underwrite, disburse, and service CitiAssist Loans for CNYS are reflected in a service fee charged to CNYS based on the provisions of an intercompany agreement. The loans are purchased by the Company pursuant to an agreement after the final disbursement is made. At December 31, 2001, CNYS had disbursed $307 million of CitiAssist Loans that had not yet been acquired by the Company. The Company expects to acquire substantially all of these CitiAssist Loans during the first half of 2002. Premiums paid to CNYS are amortized as a reduction of interest income over the average life of the loans in the portfolio. At December 31, 2001 and 2000, the Company's CitiAssist portfolio was $1,127.1 million and $677.0 million, respectively, exclusive of the unamortized premiums.

The Company's student loan portfolio is summarized by program type as follows:

	DECEMBER 31	
	2001	2000
(Dollars in thousands)		
Stafford	$10,538,138	$ 9,983,448
Consolidation	5,068,229	3,677,208
SLS/PLUS	1,104,814	1,133,746
CitiAssist/other alternative	1,127,390	677,459
Total student loans, excluding deferred costs	17,838,571	15,471,861
Deferred origination costs	260,711	179,557
Deferred premium costs, net	137,684	122,873
Total student loans	$18,236,966	$15,774,291

The Company's FFEL Program loan holdings are guaranteed in the event of a borrower's default, death, disability or bankruptcy. Insurance on FFEL Program loans is provided by certain state or non-profit guarantors, which are reinsured by the federal government.

The Act requires every state either to establish its own guarantor or to contract with another guarantor in order to support the education financing and credit needs of students at post-secondary schools. FFEL Program guarantors generally guarantee loans for students attending institutions in their particular state or region or for their residents attending schools in another state. States that do not have their own guarantor contract with United Student Aid Funds, a multi-state guarantor, or another state guarantor.

For each FFEL Program loan, guarantors may collect from the borrower a one-time insurance premium that is 1% or less of the principal amount of the loan. In addition, the Act requires that a combined loan origination fee and insurance premium be paid on PLUS and Federal Stafford loan originations. This fee is deducted from the loan proceeds before the lender remits the disbursement to the school. The lender is responsible for forwarding the fee to the federal government. Current regulations limit the federal government's borrower-paid loan origination and insurance premium fee to a maximum of 3%.

FFEL Program loans are subject to regulatory requirements relating to servicing in order to maintain the guarantee on principal and interest. In the event of default on a student loan or borrower's death, disability or bankruptcy, the Company files a claim with the guarantor of the loan. Provided the loan has been properly originated and serviced, the guarantor generally pays the Company 98% of the sum of the unpaid principal and accrued interest on most claimed defaulted loans. The 2% amount not reimbursed is charged off to allowance for loan losses. Claims on FFEL Program loans filed due to a borrower's death, disability or bankruptcy are not subject to the 2% risk-sharing loss provisions.

Claims not immediately honored by the guarantor because of servicing or origination defects are returned to the Company for remedial servicing. During the remedial servicing period, usually lasting several months, interest income is not accrued. Non-interest accruing loans were $0.2 million at both December 31, 2001 and 2000. Certain claims are reduced by interest penalties, charged against current interest income, for minor servicing defects. Net operational losses resulting from servicing or origination defects are charged to operating expenses as incurred and amounted to $0.8 million in each of 2001 and 2000, and $0.4 million in 1999.

Insurance premiums are paid to GIC, a private third party insurer, on most CitiAssist Loans to insure them against default and other losses. These loans are not reinsured by the federal government. During 2001 and 2000, $4.0 million and $1.8 million, respectively, of CitiAssist Loans were submitted for claim with GIC. Most insured CitiAssist Loans submitted for claim are paid the claim amount less a risk-sharing loss of 5% of the sum of the outstanding principal and accrued interest balances. Certain CitiAssist Loans are not insured against loss. At December 31, 2001 and 2000, the Company held $162.2 million and $91.4 million, respectively, of CitiAssist Loans that did not carry third party insurance. Approximately two-thirds of these uninsured loans carry risk-sharing arrangements with creditworthy universities. The Company is exposed to losses of up to 100% on loans that do not carry insurance or risk-sharing arrangements.

The following schedule provides an analysis of the Company's student loans by guarantor/insurer:

			DECEMBER 31	
	2001	%	2000	%
(Dollars in thousands)				
United Student Aid Funds	$ 6,195,806	35	$ 6,022,722	39
EdFund	2,311,881	13	2,257,751	14
New York State Higher Education Services Corp.	4,658,559	26	3,658,850	24
Great Lakes Higher Education	1,164,114	7	1,095,040	7
Illinois Student Aid Commission	401,529	2	366,039	2
GIC	964,934	5	573,666	4
Other guarantors	1,978,794	11	1,405,712	9
Total guaranteed/insured	17,675,617	99	15,379,780	99
Unguaranteed/uninsured/university risk-shared	162,954	1	92,081	1
Total student loans, excluding deferred costs	$17,838,571	100	$15,471,861	100

At December 31, 2001 and 2000, the Company's allowance for loan losses, established for estimated risk-sharing and other credit losses on FFEL Program and CitiAssist Loans, was $3.6 million and $2.9 million, respectively.

Changes in the allowance for loan losses are as follows:

(Dollars in thousands)	2001	2000	1999
Balance at beginning of year	$2,872	$3,768	$2,370
Provision for loan losses	7,324	5,587	4,487
Loan losses	(6,612)	(6,483)	(3,089)
Balance at end of year	$3,584	$2,872	$3,768

The $0.7 million increase in allowance for loan losses at December 31, 2001, compared to the previous year-end, is primarily attributable to growth in the portfolio of student loans that is in repayment and reached at least 90 days of delinquency. The decrease in the allowance balance from December 31, 1999 to December 31, 2000 was due to the adoption of FFIEC guidelines, which accelerated loan write-offs in 2000 by approximately $1.6 million.

3 OTHER ASSETS

Other assets are summarized as follows:

	DECEMBER 31	
(Dollars in thousands)	2001	2000
Accrued interest receivable		
from borrowers	$412,421	$357,225
from federal government	51,860	90,836
Other	18,211	23,428
Total other assets	$482,492	$471,489

4 SHORT-TERM BORROWINGS

Short-term borrowings are summarized below:

	DECEMBER 31			
	2001		2000	
(Dollars in thousands)	Amount	Contracted Weighted Average Interest Rate	Amount	Contracted Weighted Average Interest Rate
Notes payable	$15,326,800	3.66%	$12,167,804	6.66%
Short-term portion of long-term borrowings	57,000	2.45%	165,000	6.14%
Total short-term borrowings	$15,383,800	3.66%	$12,332,804	6.66%

Short-term borrowings have an original or remaining term to maturity of one year or less. At December 31, 2001 and 2000, notes payable consisted of borrowings made under the terms of an Omnibus Credit Agreement with CNYS. On November 30, 2000, the Company replaced its credit agreement with CNYS with a new agreement that increased the maximum aggregate credit limit available for combined short- and long-term borrowings from $15 billion to $20 billion. The Company believes that the terms of these agreements are no less favorable to the Company than those that could be obtained from unaffiliated third parties. During 2001, $25.2 billion in new short-term borrowings was made under the agreement and $22.0 billion in original short-term borrowings was repaid. During 2000, $35.1 billion of new short-term borrowings was made and $30.1 billion in original short-term borrowings was repaid. The interest rates payable on the credit facilities either are variable, based on the monthly Federal Funds rate, or are fixed, based on LIBOR.

As of December 31, 2001, the Company was party to several agreements with CNYS to procure short- and long-term funding in the amounts of $2.1 billion and $2.3 billion, respectively, at specified times in the future. From time to time, the Company is able to take advantage of prevailing favorable interest rate conditions by entering into agreements to procure future funding at the current low rates. The contracts generally extend existing borrowings that otherwise would mature on the start date of the forward contracts. Interest rates are at the implied current forward rates and range between 1.9% and 4.2%. The forward funding agreements are contracted to commence on dates ranging between January 2, 2002 and July 2, 2002 and mature between April 2, 2002 and January 2, 2004.

5 LONG-TERM BORROWINGS

A summary of long-term borrowings follows:

	DECEMBER 31	
	2001	2000
(Dollars in thousands)		
CNYS Notes, based on LIBOR (note rate was 2.45% at December 31, 2001 and 6.98% at December 31, 2000), repricing quarterly, due May 2002	$ 57,000	$ 57,000
CNYS Notes, based on LIBOR (note rates ranged from 4.59% to 4.87% at December 31, 2001), fixed rate, due January 2003	2,200,000	—
CNYS Notes, based on LIBOR (note rates ranged from 6.45% to 6.84% at December 31, 2000), repricing quarterly, retired September 2001	—	3,000,000
CNYS Notes, based on LIBOR (note rates ranged from 6.13% to 6.34% at December 31, 2000), fixed rate, series matured October 2001	—	165,000
Less: short-term portion	(57,000)	(165,000)
Total long-term borrowings	**$2,200,000**	**$3,057,000**

At December 31, 2001 and 2000, long-term borrowings were made under the terms of an Omnibus Credit Agreement with CNYS. On November 30, 2000, the Company replaced its credit agreement with CNYS with a new agreement that increased the maximum aggregate credit limit available for combined short- and long-term borrowings from $15 billion to $20 billion. Maturity dates and terms for notes outstanding at the time were unchanged. The Company believes that the terms of these agreements are no less favorable to the Company than those that could be obtained from unaffiliated third parties. During 2001, $2.2 billion in new long-term borrowings was made under the agreement and $3.2 billion in original long-term borrowings was repaid. During 2000, $0.1 billion in long-term borrowings was repaid and none was made.

The Company seeks to minimize interest rate exposure by funding floating rate loans with floating rate liabilities. Additionally, the Company may enter into interest rate swap agreements to better match the interest rate characteristics of its borrowings with the interest rate characteristics of its student loan assets. Generally, under these swap agreements, indices of the interest obligations of the Company's LIBOR-based notes are swapped into either 91-day Treasury Bill rates or 1-year constant maturity Treasury yields. See Note 11 for further discussion.

See a discussion of the Company's forward funding agreements at Note 4.

6 OTHER LIABILITIES

Other liabilities are summarized as follows:

	DECEMBER 31	
	2001	2000
(Dollars in thousands)		
Interest payable, primarily to CNYS	$259,949	$164,126
Income taxes payable, primarily to CNYS	50,208	7,708
Accrued liabilities	70,247	52,124
Total other liabilities	**$380,404**	**$223,958**

Interest payable represents interest accrued on the Company's borrowings. The increase in the December 31, 2001 payable, compared to the prior year-end, is reflective of changes in the timing of contractual interest settlements.

Income taxes payable at December 31, 2001 includes two quarters of accrued estimated federal tax payments due to CNYS in February 2002 in accordance with a tax sharing agreement. At December 31, 2000, no estimated federal tax payments were due as the Company was in an overfunded tax position.

7 OTHER EXPENSES

A summary of other expenses follows:

	2001	2000	1999
(Dollars in thousands)			
Servicing, professional, guarantor and other fees paid	$46,630	$38,928	$30,718
Data processing	6,937	7,350	6,409
Advertising and marketing	4,489	4,838	4,954
Stationery, supplies and postage	1,545	1,670	1,885
Premises, primarily rent	1,646	1,278	1,385
Communications	2,413	2,382	1,386
Depreciation	2,106	792	310
Operational losses on guaranteed student loans	791	813	439
Travel and entertainment	1,521	1,591	1,834
Minor equipment	949	934	838
Restructuring adjustments	—	—	(2,200)
Other	1,303	870	774
Total other expenses	**$70,330**	**$61,446**	**$48,732**

8 RELATED PARTY TRANSACTIONS

At December 31, 2001 and 2000, CNYS owned 80% of the outstanding stock of the Company. Detailed below is a description of, and amounts relating to, transactions with CNYS (or its affiliates) which relate to the Company and have been reflected in the accompanying financial statements for the years ended December 31, 2001, 2000 and 1999. A change in CNYS's percentage ownership of the Company may result in changes to some of the agreements with related parties (e.g., employee benefits).

The Company shares with CNYS 50% of the deferred tax assets resulting from the payments made to CNYS by the Company in November 1992 in exchange for the transfer of assets to the Company and the execution of a noncompetition agreement.

The Company has a loan servicing agreement with CNYS to service CitiAssist Loans prior to purchase by the Company. Amounts earned by the Company for this service are included in the following chart.

Certain of the Company's key employees participate in Citigroup's Stock Incentive Plans. Under these Plans, options have been granted to certain key employees to purchase Citigroup common stock at not less than the fair market value of the shares at the date of grant for terms of up to 10 years.

Certain of the Company's facilities and building services are provided by affiliates of Citigroup under facilities and building services agreements. Expenses (as presented in the chart below) are assessed based on actual usage or other allocation methods, which, in the opinion of management, approximate actual usage. Also, the Company contracts certain of its loan originations and servicing activities to subsidiaries of Citigroup. The Company incurred $32.3 million, $28.0 million and $28.8 million in loan origination and servicing expenses pursuant to these contracts in 2001, 2000 and 1999, respectively. These amounts are included in the chart below. Management believes that such agreements and transactions are on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.

Below is a summary of related party transactions with CNYS (or its affiliates), other than CitiAssist Loan transactions described in Note 2, employee benefit related transactions described in Note 9, and income tax matters described in Notes 1, 6 and 10:

	2001	2000	1999
(Dollars in thousands)			
REVENUES			
Fees for servicing of student loan portfolios (note 2)	$ 5,578	$ 4,042	$ 3,580
EXPENSES			
Cost of funding provided (notes 4, 5 and 11)	$835,115	$835,465	$496,041
Loan originations and servicing	32,275	28,035	28,769
Data processing	5,989	6,107	4,608
Telecommunications	1,016	806	—
Facilities	1,539	1,274	1,348
Processing of payments and outgoing mail	842	1,432	843
Payroll and benefits administration (note 9)	290	261	265
Statement production	3,269	1,931	1,931
Other	840	832	192

9 EMPLOYEE BENEFITS

The Company's employees are covered under various Citigroup benefit plans, including: medical and life insurance plans that cover active, retired and disabled employees; defined benefit pension; dental; savings incentive; salary continuance for disabled employees; workers compensation; and stock purchase plans. Citigroup charges the Company a fringe rate calculated by allocating a portion of the total Citigroup cost of providing benefits based on the ratio of the total Company salary expense to total Citigroup salaries. The fringe rate applied to salaries was 21% for both 2001 and 2000, and 23% for 1999. In determining the fringe rate, Citigroup considers the historical benefit and salary experience for all Citigroup employees, adjusted for expected changes in experience reflected in actuarial assumptions.

If Citigroup's or its affiliates' percentage ownership in the Company was reduced below 50%, the Company would withdraw from participation in certain Citigroup benefit plans and would procure benefits coverage for its employees independently. The expense incurred for independent benefits coverage may be higher than the benefit costs currently being paid.

Substantially all of the Company's employees participate in Citigroup's non-contributory defined benefit plans. The amounts of pension expense allocated to the Company were approximately $24,000, $22,000 and $109,000 in 2001, 2000 and 1999, respectively. During 1999, the plans were amended to convert the benefit formula for certain employees to a cash balance formula. Employees satisfying certain age and service requirements remain covered under the prior final pay formula.

10 INCOME TAXES

The provision for income taxes consists of the following:

	2001	2000	1999
(Dollars in thousands)			
CURRENT			
Federal	$36,492	$ 1,953	$42,430
State	9,883	626	13,827
Total current	46,375	2,579	56,257
DEFERRED			
Federal	36,395	54,521	5,740
State	9,857	17,460	1,871
Total deferred	46,252	71,981	7,611
Total income tax provision	**$92,627**	**$74,560**	**$63,868**

At December 31, 2001 and 2000, the Company had deferred tax liabilities of $107.0 million and $68.2 million, respectively, resulting from temporary differences primarily related to costs incurred to originate new FFEL Program loans. Origination costs are deducted currently for income tax purposes, but are amortized as yield adjustments for financial statement purposes. Additionally, deferred tax liabilities of $3.7 million were recorded at December 31, 2001 as a result of temporary differences related to internally developed software costs. Internally developed software costs are deducted currently for income tax purposes, but are amortized over the life of the asset for financial statement purposes.

The Company's deferred tax assets of $16.8 million and $20.6 million at December 31, 2001 and 2000, respectively, arose primarily as a result of payments made by the Company to CNYS in 1992 in exchange for the transfer of assets to the Company and the execution of a noncompetition agreement. The Company has agreed to share with CNYS 50% of the deferred tax assets arising from these intercompany payments. This liability to CNYS is recorded on the financial statements as the payable to principal stockholder.

Deferred income taxes consist of the following:

	DECEMBER 31	
	2001	2000
(Dollars in thousands)		
DEFERRED TAX ASSETS		
Loan premium	$ 7,239	$ 9,349
Account relationship	5,299	6,264
Noncompetition agreement	1,675	1,981
Risk-sharing	1,470	1,806
Other	1,072	1,188
Total deferred tax assets	16,755	20,588
DEFERRED TAX LIABILITIES		
Deferred loan origination costs	(106,970)	(68,244)
Internally developed software costs	(3,693)	—
Total deferred tax liabilities	(110,663)	(68,244)
Net deferred tax liabilities	**($ 93,908)**	**($ 47,656)**

The reconciliations of the income taxes computed at the federal statutory income tax rate of 35% to the actual income tax provisions for 2001, 2000 and 1999 are as follows:

	2001	2000	1999
(Dollars in thousands)			
Income taxes computed at federal statutory rate	$79,796	$62,804	$53,664
State tax provision, net of federal benefits	12,831	11,756	10,204
Total income tax provision	**$92,627**	**$74,560**	**$63,868**

11 INTEREST RATE SWAP AGREEMENTS

The Company's overall risk management strategy includes utilizing interest rate swap agreements, typically cash flow hedges, and other hedging instruments on portions of its portfolio to manage its exposure to interest rate variability between the rates paid on its borrowings and received on its loan assets. In accordance with these basis swap agreements, the Company generally receives payments based on the 3-month LIBOR and makes payments based on the asset yield, usually the 91-day Treasury Bill rate.

During each of the years 2001 and 2000, the Company was not a party to any interest rate swap agreements and managed interest rate risk directly through its funding agreements. As a result, in 2001 and 2000, the Company's interest expense from short- and long-term borrowings was not affected by interest rate swaps. In 1999, the Company's interest expense from short- and long-term borrowings was reduced by $3.1 million as a result of payments received in the fulfillment of contracted swap obligations.

Credit risk is the exposure to loss in the event of nonperformance by the other party to a transaction and is a function of the ability of the counterparty to honor its obligations to the Company. Credit risk has been managed by entering into swaps with counterparties having investment-grade external credit ratings.

12 FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of the Company's financial instruments follows:

	DECEMBER 31					
	2001			2000		
(Dollars in thousands)	CARRYING VALUE	FAIR VALUE	DIFFERENCE	CARRYING VALUE	FAIR VALUE	DIFFERENCE
FINANCIAL ASSETS						
Student loans, net	$18,233,383	$19,659,649	$1,426,266	$15,771,419	$17,388,941	$1,617,522
Cash	1,222	1,222	—	323	323	—
Accrued interest receivable	464,281	464,281	—	448,061	448,061	—
FINANCIAL LIABILITIES						
Short-term borrowings	$15,383,800	$15,284,298	($ 99,502)	$12,332,804	$12,332,804	$ —
Long-term borrowings	2,200,000	2,174,995	(25,005)	3,057,000	3,057,000	—
Accrued interest payable	259,949	259,949	—	164,126	164,126	—

The estimated fair values have been determined by the Company using available market information and other valuation methodologies that are described in the following paragraphs. These estimates are subjective in nature and involve uncertainties and matters of significant judgment. Accordingly, the estimates may not be indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could significantly affect the estimates.

As shown in the preceding table, the excess of fair value over carrying value may vary from period to period based on changes in a wide range of factors, including LIBOR and Treasury Bill interest rates, portfolio mix of variable and fixed rate loans, growth of the portfolio, timing of contractual repricing, portfolio age and maturity or contractual settlement dates. The fair values of student loans exceeded their carrying values by $1,426 million and $1,618 million at December 31, 2001 and 2000, respectively. The primary reason for the $192 million year-to-year decrease in the fair value was a change in the mix of loans outstanding, whereby older loans with higher interest spreads at December 31, 2000 were repaid and subsequently replaced with loans having lower spreads. The fair values of the borrowings at December 31, 2001 are less than their carrying values at that date primarily due to the interest rate environment, as rates on the Company's fixed funding at December 31, 2001 were slightly higher than market rates at that time. At December 31, 2000, carrying value of the borrowings approximated fair value.

Student Loans, Net

The fair value of student loans (including delinquent loans), net of allowance for loan losses, is calculated by discounting cash flows through expected maturity using estimated current market rates for such loans. Loan servicing costs, an expense which would have materially reduced the fair value, is not factored into the valuation. Credit risk is not a material component of the loan valuation due to the government-sponsored guarantees on most of the loans in the Company's loan portfolio.

Cash and Accrued Interest Receivable and Payable

Due to the short-term nature of these instruments, carrying value approximates fair value.

Short-term and Long-term Borrowings

The fair value of these instruments at December 31, 2001 is calculated by discounting cash flows through maturity using estimated market discount rates. At December 31, 2000, all of the long-term notes repriced quarterly or more frequently, and, therefore, due to the frequency of repricing, carrying value approximated fair value.

13 EARNINGS PER SHARE

Basic and diluted earnings per common share ("EPS") were calculated in accordance with current accounting standards. The Company had no dilutive common equivalents in 2001, 2000 and 1999. Therefore, the calculation of both the basic and diluted EPS was the same in each of these periods.

The net income available to common stockholders was $135.4 million, $104.9 million and $89.5 million for 2001, 2000 and 1999, respectively. The weighted average shares outstanding during all of 2001, 2000 and 1999 was 20 million. Basic (and diluted) EPS was $6.77, $5.24 and $4.47 for 2001, 2000 and 1999, respectively, calculated by dividing income available to common stockholders by the number of weighted average shares outstanding.

14 COMMITMENTS AND CONTINGENCIES

The Company is obligated under several non-cancelable operating leases. Those expenses totaled $0.4 million, $0.3 million and $0.4 million for each of the years ended December 31, 2001, 2000 and 1999, respectively. Such expenses exclude payments of $1.2 million in each of 2001 and 2000, and $1.3 million in 1999, made under a facilities and building services agreement with an affiliate, as referred to in Note 8. The Pittsford, NY facilities agreement is a seven-year lease agreement expiring in February 2007.

Future minimum lease payments at December 31, 2001 under agreements classified as operating leases with non-cancelable terms in excess of one year for the calendar years after December 31, 2001 are as follows:

(Dollars in thousands)	MINIMUM LEASE PAYMENTS
2002	$1,666
2003	1,572
2004	1,404
2005	1,243
2006	1,233
After 2006	103
Total	$7,221

At December 31, 2001 and 2000, variable rate FFEL Program loans in the amounts of $563.1 million and $514.3 million, respectively, have been committed, but not disbursed.

In February 2000, three stockholders' derivative complaints, captioned *Alan Kahn v. Citigroup Inc., Kenneth Steiner v. Citigroup Inc.,* and *Katherine F. Petty v. Citigroup Inc.,* were filed in the Delaware Court of Chancery against the Company and its directors (as well as Citigroup and certain subsidiaries). In April 2000, the Delaware Court of Chancery consolidated the three complaints for all purposes under the caption *In re The Student Loan Corp. Derivative Litigation*, and designated the *Alan Kahn v. Citigroup Inc.* complaint as the operative pleading. The action remains pending. See Legal Proceedings for further discussion.

In the ordinary course of business, the Company is also involved in various legal proceedings incidental to and typical of the business in which it is engaged. In the opinion of the Company's management, the ultimate resolution of these proceedings would not be likely to have a material adverse effect on the results of the Company's operations, financial condition or liquidity.

Amendments to the Act have significantly reduced the net interest spreads earned on the FFEL Program guaranteed student loan portfolio as new loans with lower yields were added to the portfolio and older, more profitable loans were repaid. As the funding costs have not been similarly reduced, pressure on margins will continue as more loans are originated with lower yields. In addition, the Act may be amended by Congress at any time, possibly resulting in further reductions in FFEL Program loan subsidies, which could occur in the form of increased risk-sharing costs or reduced interest margins. Any such amendment could adversely affect the Company's business and prospects.

15 FUTURE APPLICATION OF RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." Statement No. 140 revises the accounting standard relating to transfers of financial assets and securitizations. This statement also provides revised guidance for an entity to be considered a qualifying special purpose entity. The Company will adopt the new standard in conjunction with the commencement of securitization activity in 2002.

16 SELECTED QUARTERLY FINANCIAL DATA (Unaudited)

	FOURTH	THIRD	SECOND	FIRST
(Dollars in thousands, except per share amounts)				
2001				
Net interest income	$94,930	$74,631	$89,654	$57,302
Less: provision for loan losses	(1,556)	(2,202)	(1,751)	(1,815)
Net interest income after provision for loan losses	93,374	72,429	87,903	55,487
Fee and other income	2,733	3,404	2,165	2,297
Total operating expenses	23,260	23,438	23,865	21,241
Income taxes	29,566	21,554	27,231	14,276
Net income	$43,281	$30,841	$38,972	$22,267
Basic earnings per common share	$ 2.16	$ 1.54	$ 1.95	$ 1.11
2000				
Net interest income	$65,809	$60,252	$68,355	$63,847
Less: provision for loan losses	(1,894)	(1,087)	(1,368)	(1,238)
Net interest income after provision for loan losses	63,915	59,165	66,987	62,609
Fee and other income	1,346	3,314	649	1,056
Total operating expenses	20,058	20,487	21,207	17,848
Income taxes	18,773	17,447	19,308	19,032
Net income	$26,430	$24,545	$27,121	$26,785
Basic earnings per common share	$ 1.32	$ 1.23	$ 1.36	$ 1.34

SECURITIES AND EXCHANGE COMMISSION INFORMATION

Form 10-K, Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001, Commission File Number 1-11616.

The Student Loan Corporation (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

The Company is incorporated in the State of Delaware; its I.R.S. Employer Identification Number is 16-1427135; the address of the principal executive offices is 750 Washington Boulevard, Stamford, CT 06901; and its phone number is (203) 975-6292.

The Company's common stock is registered pursuant to section 12(b) of the Securities Exchange Act of 1934 and listed on the New York Stock Exchange.

The aggregate market value of the four million shares of voting stock held by non-affiliates of the Company as of the close of trading on March 11, 2002 was approximately $352 million. On that date, there were 20 million shares of the Company's common stock outstanding.

Disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein nor in any amendment to this Form 10-K.

Certain information has been incorporated by reference as described herein into Part III of this annual report from the Company's 2002 Proxy Statement.

EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

The following exhibits are either filed herewith or have been previously filed with the Securities and Exchange Commission and are filed herewith by incorporation by reference:

- The Student Loan Corporation's Restated Certificate of Incorporation
- The Student Loan Corporation's By-Laws, as amended
- Material Contracts
- Powers of Attorney of The Student Loan Corporation's Directors Beckmann, Doynow, Fadule, Glover, Handler, Levinson and Young

A more detailed exhibit index has been filed with the Securities and Exchange Commission. Stockholders may obtain copies of such index or any of the documents on that index by writing to: The Student Loan Corporation, Investor Relations, 750 Washington Boulevard, 9th Floor, Stamford, CT 06901.

Financial statements filed for The Student Loan Corporation:

- Statements of Income for the years ended December 31, 2001, 2000 and 1999
- Balance Sheets as of December 31, 2001 and 2000
- Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999
- Statements of Stockholders' Equity for the years ended December 31, 2001, 2000 and 1999

The Student Loan Corporation filed no reports on Form 8-K for the last quarter of 2001.

10-K CROSS REFERENCE INDEX

This Annual Report and Form 10-K incorporate into a single document the requirements of the Securities and Exchange Commission.

* *The Student Loan Corporation's 2002 Proxy Statement is incorporated herein by reference. Such incorporation by reference shall not include the information referred to in Item 402(a)(8) of Regulation S-K.*

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 25th day of March, 2002.

The Student Loan Corporation
(Registrant)

Steven J. Gorey
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 25th day of March, 2002.

The Student Loan Corporation's Principal Executive Officer:

Yiannis Zographakis

The Student Loan Corporation's Principal Financial and Accounting Officer:

Steven J. Gorey

The Directors of The Student Loan Corporation listed below executed powers of attorney appointing Steven J. Gorey their attorney-in-fact, empowering him to sign this report on their behalf:

Bill Beckmann	Jill H. Fadule	Evelyn E. Handler	David W. Young
Gina Doynow	Glenda B. Glover	Carl E. Levinson	

DIRECTORS AND EXECUTIVE OFFICERS

Directors

Bill Beckmann
Chairman
The Student Loan Corporation

Gina Doynow
Vice President
Citicorp and Citibank, N.A.

Jill H. Fadule
Consultant
Merrill Lynch Wealth Management Services

Dr. Glenda B. Glover
Dean of School of Business
Jackson State University

Dr. Evelyn E. Handler
President
Merrimack Higher Education Associates, Inc.

Carl E. Levinson
Division Executive
Citigroup Consumer Assets Division

David W. Young
Treasurer
Citicorp Global Consumer Group

Executive Officers

Yiannis Zographakis
Chief Executive Officer

Sue F. Roberts
President

Steven J. Gorey
Vice President and Chief Financial Officer

Catherine A. Birch
Vice President, Secretary and General Counsel

Investor Relations

Copies of the Corporation's Form 10-K, other financial information, and general information about The Student Loan Corporation may be obtained by writing to Investor Relations, The Student Loan Corporation, 750 Washington Boulevard, Stamford, CT 06901, or by telephone request to Bradley D. Svalberg, Director of Investor Relations, at 203-975-6292. Information is also available on the Company's Web site at http://www.studentloan.com.

Customer Service

For information or inquiries regarding student loan accounts, please call 1-800-967-2400. Hearing impaired customers with a Telecommunications Device for the Deaf (TDD) may call 1-800-846-1298.

Annual Meeting

The Annual Meeting of stockholders will be held at 9:00 a.m. on Thursday, May 9, 2002 in New York, NY.

Transfer Agent and Registrar

The Company's transfer agent and registrar is Citibank Shareholder Services, P.O. Box 2502, Jersey City, NJ 07303-2502.

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock is listed and traded on the New York Stock Exchange under the symbol STU. The number of holders of record of the common stock at January 31, 2002 was approximately 48. The following table sets forth the high, low and close sales prices for the common stock during each fiscal quarter of 2001 and 2000.

	2001				2000			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
High	$71.66	$78.72	$79.15	$83.20	$50.38	$42.00	$49.50	$56.00
Low	52.50	66.51	66.38	71.38	38.31	37.19	42.00	47.69
Close	69.88	69.75	70.50	80.60	40.94	42.00	48.81	54.44

The Company paid a quarterly dividend of $0.70 per share on the common stock for each quarter of 2001 and $0.60 per share for each quarter of 2000.

The Student Loan Corporation

750 Washington Boulevard

Stamford, CT 06901

Telephone 1-203-975-6237

Go to: www.studentloan.com